SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                 Amendment No. 1

                                       to

                                     Form 10

                   General Form for Registration of Securities
                       Pursuant to Section 12(b) or (g) of
                       the Securities Exchange Act of 1934


                              ALEXANDER'S TOWER LLC

             (Exact name of registrant as specified in its charter)

          Delaware                                      22-3701278
----------------------------------           -----------------------------------
(State or other jurisdiction of                       (I.R.S. Employer
 incorporation or organization)                      Identification No.)






      888 Seventh Avenue
      New York, New York                                  10019
----------------------------------------     -----------------------------------
(Address of principal executive offices)                (Zip Code)





                                 (212) 894-7000
          -----------------------------------------------------------
              (Registrant's telephone number, including area code)



       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:
          (Title of each class         (Name of each exchange on which
           to be so registered)         each class is to be registered)
                 None                               None


        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
                              (Title of each class
                              to be so registered)

                                  LLC Interests

                              ALEXANDER'S TOWER LLC

Introduction

          This Registration Statement on Form 10 relates to the registration under the Securities Exchange Act of 1934, as amended, of limited liability company or LLC interests (equivalent to equity interests) in the Registrant which are being issued and distributed as described in the Information Statement, subject to completion or amendment, dated November __, 2001 (the "Information Statement"), of Alexander's Tower LLC, a Delaware limited liability company. The Information Statement is attached hereto as Exhibit 99.1 and sections thereof are incorporated herein by reference in answer to the items of this Registration Statement set forth below.

Item 1.  Business

          The information required by this item is contained under the sections captioned "Risk Factors," "Business" and "Summary Appraisal Report" in the Information Statement and such sections are incorporated herein by reference.

Item 2.  Financial Information

          The information required by this item is contained under the section captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Information Statement and such sections are incorporated herein by reference.

Item 3.  Properties

          The information required by this item is contained under the sections captioned "Business -- Background of Distribution -- Description of Residential Parcel" and "Summary Appraisal Report" in the Information Statement and such sections are incorporated herein by reference.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

          The information required by this item is contained under the section captioned "Management -- Security Ownership of Certain Beneficial Owners and Management After the Distribution" in the Information Statement and such section is incorporated herein by reference.

Item 5.  Directors and Executive Officers

          The information required by this item is contained under the section captioned "Management" in the Information Statement and such section is incorporated herein by reference.

Item 6.  Executive Compensation

          The information required by this item is contained under the section captioned "Management" in the Information Statement and such section is incorporated herein by reference.

Item 7.  Certain Relationships and Related Transactions

          The information required by this item is contained under the sections captioned "Business -- Conflicts of Interest" and "Certain Transactions" in the Information Statement and such sections are incorporated herein by reference.


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

Item 8.  Legal Proceedings

          The information required by this item is contained under the section captioned "Business -- Legal Proceedings" in the Information Statement and such section is incorporated herein by reference.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

          The information required by this item is contained under the sections captioned "Risk Factors -- Risks of the LLC Interests -- There Is No Prior Public Market for LLC Interests, -- We Do Not Plan to Make Distributions on the LLC Interests Before the Construction of the Building Is Completed," "-- Risks Associated with Development and Financing of the Residential Portion -- We Have Limited Financial Resources," "The Distribution -- Trading of LLC Interests," "Policy for Distributions on LLC Interests" and "Management" in the Information Statement and such sections are incorporated herein by reference.

Item 10.  Recent Sales of Unregistered Securities

          The information required by this item is contained under the section captioned "The Distribution" in the Information Statement and such section is incorporated herein by reference.

Item 11.  Description of Registrant's Securities to Be Registered

          The information required by this item is contained under the section captioned "Summary of the LLC Governing Documents" in the Information Statement and such section is incorporated herein by reference.

Item 12.  Indemnification of Directors and Officers

          The information required by this item is contained under the section captioned "Summary of the LLC Governing Documents -- Limited Liability and Indemnification" in the Information Statement and such section is incorporated herein by reference.

Item 13.  Financial Statements and Supplementary Data

          The information required by this item is contained in the consolidated financial statements in the Information Statement and such statements are incorporated herein by reference.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

          Not applicable.

Item 15.  Financial Statements and Exhibits

          The information required by this item is contained in the consolidated financial statements in the Information Statement and such information is incorporated herein by reference.

Exhibits

Exhibit No.     Description
-----------     -----------
  3.1           Certificate of Formation of Alexander's Tower LLC *
  3.2           Limited Liability Company Agreement of Alexander's Tower LLC *
  3.3           Certificate of Formation of Alexander's Tower Operating LLC *
  3.4           Limited Liability Company Agreement of Alexander's Tower
                Operating LLC *
  4             Form of certificate representing LLC interests *
 10.1           Form of Real Estate Retention Agreement, dated ____, 2001, among
                Alexander's, Inc., Vornado Realty Trust and Alexander's Tower
                Operating LLC *
 10.2           Alexander's Tower LLC Omnibus Award Plan *
 10.3           Option Agreement, dated August 1, 2001, between Seven Thirty One
                Limited Partnership and Alexander's Tower LLC *
 10.4           Agreement of Purchase and Sale, dated August 1, 2001, between
                Seven Thirty One Limited Partnership and 59th Street
                Corporation *
 10.5           Credit Agreement dated March 15, 1995, by and between
                Alexander's, Inc. and Vornado Lending L.L.C. f/k/a Vornado
                Lending Corp. as modified by letter agreements dated March 29,
                1995 and March 24, 1997 and by modifications and extensions dated as of March 15, 1998, June 18, 1998, March 29, 1999,
                March 15, 2000 and March 15, 2001*
 10.6           Credit Agreement among Alexander's Inc., as Borrower and Vornado
                Lending L.L.C., as Lender, as amended by modification and
                extensions dated as of March 15, 2000 and March 15, 2001*
 10.7           Credit Line Agreement, dated as of August 2, 2000 between
                Alexander's, Inc., as Borrower and Vornado Lending L.L.C., as
                Lender, as amended by modification and extension dated as of
                March 15, 2001*
 10.8           Agreement, dated as of ____________, 2001, between Alexander's,
                Inc. and Alexander's Tower Operating LLC *
 10.9           Vornado Debt Payment Agreement dated as of August 1, 2001 *
 10.10          First Union Debt Payment Agreement dated as of August 1, 2001 *
 10.11          Fourth Amendment to Management and Development Agreement dated as of  August 1, 2001*
 21             Subsidiaries of Alexander's Tower LLC *
 99.1           Information Statement of Alexander's Tower LLC (subject to completion)
 99.2           Appraisal Report *


* To be filed by amendment.


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


                                   SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         Alexander's Tower LLC,
                                         a Delaware limited liability company

Date: November 13, 2001                  By:  /s/ Joseph Macnow
                                              -----------------
                                              Name:  Joseph Macnow
                                                     Executive Vice President -
                                                     Finance and Administration

INFORMATION STATEMENT (Subject to completion dated ____________, 2001)


                              ALEXANDER'S TOWER LLC
                  6,193,677 LIMITED LIABILITY COMPANY INTERESTS


                                 --------------

          Alexander's Tower LLC is a Delaware limited liability company formed on December 14, 2000 to acquire a parcel of real estate located above and vertically adjacent to a parcel of real estate owned by Alexander's, Inc., a New York Stock Exchange-listed real estate investment trust. Both parcels of real estate are located in midtown Manhattan in The City of New York at 731 Lexington Avenue. Alexander's and Alexander's Tower LLC intend to jointly develop both parcels of real estate by constructing a mixed-use building comprised of a residential portion and a commercial portion. It is anticipated that the proposed building will be developed as a condominium consisting of a commercial portion comprised of a number of commercial units and a residential portion comprised of individual residential units. Alexander's Tower LLC and Alexander's intend to enter into a joint management and development agreement with Vornado Realty Trust, which is the manager and developer of Alexander's real estate properties.

          Alexander's today owns all of the outstanding limited liability company or LLC interests in Alexander's Tower LLC. This information statement is being furnished to you in connection with the planned distribution on ________, 2001 of LLC interests in Alexander's Tower LLC (reflecting ownership of the residential portion but not the commercial portion of the mixed-use building described above) to the holders of shares of common stock of Alexander's as of _____, 2001. Alexander's will distribute LLC interests to its shareholders, including Vornado Realty L.P. which in turn will distribute the LLC interests it receives to its common unitholders, including Vornado, and Vornado will distribute the LLC interests it receives to its common shareholders. As a result, on the distribution date:

        o Alexander's shareholders will receive 1.23852 LLC interests for each share of Alexander's common stock held of record as of ____ 2001; and

        o Vornado Realty L.P. unitholders and Vornado shareholders will receive one LLC interest for each 50 common units of limited partnership interest or 50 common shares of beneficial interest held of record as of ____ 2001.

          See "Risk Factors" beginning on page 17 of this Information Statement for a discussion of the material risks of owning interests in Alexander's Tower LLC.

          No vote is required in connection with the distribution contemplated in this information statement. Therefore, we are not asking you for a proxy, and you are requested not to send us a proxy. You will not be required to make any payment, exchange any securities or take any other action in order to receive LLC interests in the distribution described above. However, in most cases, you will be required to pay federal and state taxes as a result of receiving LLC interests. Please see "Federal Income Tax Considerations" for more information about the tax consequences of the distribution.

                                ----------------

          The LLC interests in Alexander's Tower LLC are a new issue of securities with no established trading market. We have applied to have these interests quoted on the Nasdaq National Market under the symbol "ALXT".

                                ----------------

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

                                ----------------

                  The date of this information statement is________, 2001.

                                TABLE OF CONTENTS
                                -----------------

                                                                           Page
                                                                           ----

WHERE YOU CAN FIND MORE INFORMATION...........................................4

FORWARD-LOOKING STATEMENTS....................................................4

SUMMARY.......................................................................5

RISK FACTORS.................................................................17

THE DISTRIBUTION.............................................................25

POLICY FOR DISTRIBUTIONS ON LLC INTERESTS....................................27

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
        RESULTS OF OPERATIONS................................................28

BUSINESS.....................................................................30

SUMMARY APPRAISAL REPORT.....................................................35

MANAGEMENT...................................................................37

SUMMARY OF THE LLC GOVERNING DOCUMENTS.......................................42

CERTAIN TRANSACTIONS.........................................................46

FEDERAL INCOME TAX CONSIDERATIONS............................................48

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS....................................1

INDEPENDENT AUDITORS' REPORT..................................................2

                       WHERE YOU CAN FIND MORE INFORMATION

          We have filed with the Securities and Exchange Commission a registration statement on Form 10 under the Securities Exchange Act of 1934, as amended, with respect to the LLC interests described in this information statement. This information statement does not contain all of the information contained in the registration statement and the exhibits and schedules we have filed. You may read and copy the registration statement, including the exhibits and schedules that we have filed, at the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates and from a web site maintained by the SEC on the World Wide Web that contains reports, proxy and information statements and other information on registrants that must file such material with the SEC electronically. You may also obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC's address on the World Wide Web is "http://www.sec.gov."

          We intend to distribute to our members annual reports containing audited financial statements examined and reported upon by independent certified public accountants for each fiscal year. We will also make available to our members quarterly reports including unaudited interim statements of operating results, upon request to Alexander's Tower LLC, 210 Route 4 East, Paramus, NJ 07652, (201) 587-8541, Attention: Secretary.

                           FORWARD-LOOKING STATEMENTS

          This information statement contains forward-looking statements about our business. When used in this information statement, the words "anticipates," "plans," "proposes," "believes," "estimates," "intends," "expects," "projects" and similar words identify forward-looking statements, although not all forward-looking statements contain these words. Our forward-looking statements, including, but not limited to, our statements about our development strategy for the residential portion of the project and our operating strategies and liquidity and capital resources, are based on management's beliefs and assumptions and on information currently available to management. These statements involve risks and uncertainties, some of which are outside our control. We describe some of these risks and uncertainties in the section entitled "Risk Factors." Our actual results may differ materially from those expressed in any forward-looking statement made by us. In light of these risks and uncertainties, the forward-looking information in this information statement may prove to be inaccurate.

                                     SUMMARY

          This summary of the distribution of the LLC interests may not contain all the information that may be important to you.


          You should read the entire information statement, including the financial statements and related notes. As used herein, the terms "our" and "we" refer to Alexander's Tower LLC and its subsidiary as a combined entity, except where it is otherwise made clear that these terms mean only Alexander's Tower LLC. The term "Alexander's" refers to Alexander's, Inc. and its subsidiaries and the term "Vornado" refers to Vornado Realty Trust. The term "members", as used herein, refers to holders of LLC interests in Alexander's Tower LLC.


Alexander's Tower LLC.........  Alexander's Tower LLC is a Delaware limited liability company formed on December 14, 2000 and the issuer of the LLC interests. Alexander's Tower LLC conducts its operations through its wholly-owned subsidiary, Alexander's Tower Operating LLC, also a Delaware limited liability company formed on December 14, 2000, to acquire, develop, finance and sell the residential parcel of the proposed building described below. Alexander's Tower Operating LLC will oversee the development of the proposed building and does not intend to engage in any other activities. Upon the consummation of the distribution, Alexander's Tower LLC will continue to own all of the LLC interests in Alexander's Tower Operating LLC.

Manager.......................  Alexander's, Inc., a NYSE-listed real estate investment trust that indirectly owns the commercial parcel of the proposed building described below, will manage Alexander's Tower Operating LLC. The residential portion itself will be managed and developed by Vornado under a joint management and development agreement among Vornado, Alexander's Tower Operating LLC and Seven Thirty One Limited Partnership, the Alexander's subsidiary that owns the commercial parcel. Moreover, Alexander's, through Seven Thirty One Limited Partnership, will have primary responsibility for developing the commercial portion. See "Business--Management of Alexander's Tower Operating LLC" for more information about these arrangements.

Proposed building.............  The entire, multiuse building complex being constructed on the undeveloped real property located between East 58th and East 59th Streets and Lexington and Third Avenues in The City of New York. The proposed building is comprised of the residential portion and the commercial portion. See "Business-- Background of Distribution--Proposed Development Plans" for more information about the proposed building.

Residential portion...........  That portion of the building to be located within the residential parcel which will be directly over the commercial portion and begin above a horizontal plane ___ feet above the street grade. While the exact size of the residential portion may vary depending upon a number of factors, including the size of the commercial portion, we expect that the residential portion of the building will be comprised of approximately 100 individual residential condominium units which will be offered for sale to the public. The residential portion will have additional rights to and interests in certain common areas in the proposed building. See page 15 for a scaled picture of the proposed building.

Commercial portion............  That portion of the building to be located within the commercial parcel which will be directly under the residential portion of the building. The commercial portion of the building will be comprised of several commerical condominium units. The commercial portion will have additional rights to and interests in certain common areas in the building. The commercial portion will include retail stores and offices.

Condominium...................  The condominium that will be created by the submission of the residential portion and the commercial portion to the provisions of the New York Condominium Act, as amended from time to time, presently found in the New York Real Property Law, Article 9B.

Commercial parcel.............  The fee simple absolute interest in land and that portion of the air located below a
                                horizontal plane ___ feet above the street grade which is directly under the residential parcel and in which will be constructed the commercial portion of the building.

Residential parcel............  The fee simple absolute interest in the portion of air located above a horizontal plane ___ feet above the street grade, which is directly over a portion of the commercial parcel and in which will be constructed the residential portion of the building including certain air below such grade representing common areas. Based on the current plan, the residential parcel contains ________ gross buildable square feet resulting in ________ net sellable square feet.

Joint development and
financing.....................  We will be developing the residential portion as part of the overall development of the proposed building. This will mean continuing to work closely with Seven Thirty One Limited Partnership, which owns the commercial parcel. We, together with Seven Thirty One Limited Partnership, expect to obtain bank financing in the form of a construction loan or loans in the amount of approximately $600 to $650 million to finance the joint development of the residential portion and the commercial portion. We expect that the loan or loans will be cross-collateralized and contain cross-default provisions. This means that we expect that the residential portion will be mortgaged and serve as collateral for, and thus could be held responsible for, the entire joint loan should Seven Thirty One Limited Partnership be unable to repay its portion of any such loan. All or a portion of the proceeds of any sale of residential condominium units may be needed to repay the financing on the entire proposed building. To the extent any sale proceeds are used in these ways and Seven Thirty One Limited Partnership does not have funds available from the sale or lease of interests in the commercial portion to reimburse us for the portion of the proceeds used to pay any cost or expense allocated to the commercial portion, including repayment of financings that are properly allocable to Seven Thirty One Limited Partnership, we expect that Seven Thirty One Limited Partnership will enter into financing or other suitable arrangements to reimburse us for that portion of the sale proceeds. This financing would typically take the form of mortgage financing secured by the commercial portion.

Need for Additional Equity,
Debt Financing and/or Credit
Enhancement...................  Based upon current market conditions, it appears that additional equity, debt financing and/or a credit enhancement between $100 and $200 million will be needed to secure the loan or loans described above.

Policy for distributions on
LLC interests.................  We will use our available funds, if any, to develop the residential portion into residential condominium units and, therefore, will not have any operating income or funds available to pay any cash distributions on the LLC interests until:

                                o construction of the proposed building is complete;

                                o all costs attributable to the residential portion are allocated to us and paid;

                                o   a significant portion or all of the
                                    residential condominium units are sold; and

                                o all construction and related financings, including the ones relating to the commercial portion, have been repaid.

                                We intend to make cash distributions to the holders of LLC interests when we have funds available to pay cash distributions. However, we may consider other available business opportunities and may determine to retain some or all of those funds to make other investments, likely in real estate. If and when we determine to do so, we will provide you with the information about those investments that is required under applicable law. See "Policy for Distributions on LLC Interests" and "Federal Income Tax Considerations -- Taxation of Alexander's Tower LLC and Holders of LLC Interests" for more information about the tax consequences of the expected absence of distributions on the LLC interests.

                                THE DISTRIBUTION
LLC interests to be distributed..........       6,193,677 limited liability
                                                company or LLC interests
                                                in Alexander's Tower LLC.

LLC interests to be outstanding after the
 distribution*...........................       6,224,645.

Distributing entities....................       Alexander's, Vornado Realty L.P.
                                                and Vornado.

Record date..............................       ________ __, 2001.

Distribution date........................       ________ __, 2001.

Distribution.............................       The distribution of LLC
                                                interests will:

                                                o   permit Alexander's to avoid
                                                    certain adverse federal
                                                    income tax consequences that
                                                    Alexander's would otherwise
                                                    incur as a real estate
                                                    investment trust if
                                                    Alexander's were to sell
                                                    the condominium units in the
                                                    residential portion; and

                                                o   enable the shareholders of
                                                    Alexander's and Vornado and
                                                    partners of Vornado Realty
                                                    L.P. to participate directly
                                                    in the benefits associated
                                                    with the ownership and
                                                    development of the
                                                    residential portion and any
                                                    other operations of
                                                    Alexander's Tower LLC as
                                                    described herein.

Distribution ratios......................       On the distribution date:

                                                o   each Alexander's common
                                                    shareholder will receive
                                                    1.23852 LLC interests for
                                                    each share held of record as
                                                    of the close of business on
                                                    the record date.

                                                o   each holder of common units
                                                    of limited partnership
                                                    interest of Vornado Realty
                                                    L.P. will receive one LLC
                                                    interest for each 50 common
                                                    units of limited partnership
                                                    interest held of record as
                                                    of the close of business on
                                                    the record date.

                                                o   each holder of common shares
                                                    of beneficial interest in
                                                    Vornado will receive one LLC
                                                    interest for each 50 common
                                                    shares of beneficial
                                                    interest held of record as
                                                    of the close
----------
* Does not include LLC interests reserved for issuance under the Alexander's Tower LLC Omnibus Award plan. See "Management -- The Alexander's Tower LLC Omnibus Award Plan" for more information about the LLC interests that may be issued under this employee benefit plan.

                                                    of business on the record
                                                    date.

                                                No shareholder or limited
                                                partner will be entitled to
                                                receive a fractional LLC
                                                interest; instead, the
                                                distribution agent will
                                                aggregate all fractional LLC
                                                interests, attempt to sell these
                                                interests in the open market for
                                                cash and mail to each
                                                shareholder or limited partner a
                                                check in an amount equal to that
                                                person's proportionate interest
                                                in any cash so received.

No vote or payment required..............       You will not be required to vote
                                                to approve or disapprove the
                                                distribution or to make any
                                                payment, exchange any securities
                                                or take any other action in
                                                order to receive LLC interests
                                                in the distribution.  However,
                                                in most cases, you will be
                                                required to pay certain taxes.
                                                See "Federal Income Tax
                                                Considerations -- The
                                                Distribution of LLC Interests"
                                                for more information about the
                                                tax consequences of the
                                                distribution.

Distribution agent.......................       First Union National Bank will
                                                act as the distribution agent.

Listing..................................       We have applied to have the LLC
                                                interests quoted on the Nasdaq
                                                National Market under the symbol
                                                "ALXT."

Federal income tax considerations........       For purposes of the federal
                                                income taxation of the
                                                recipients of LLC interests, the
                                                distribution will be treated as
                                                a distribution in an amount
                                                equal to the fair market value
                                                of the LLC interests distributed
                                                plus any cash distributed in
                                                lieu of fractional LLC
                                                interests.  The distribution
                                                will generally be treated as a
                                                combination of ordinary income,
                                                long-term capital gain and
                                                possibly return of capital.

                                                The shareholders of Alexander's
                                                and Vornado and, generally, the
                                                partners of Vornado Realty L.P.
                                                will receive a basis in the LLC
                                                interests equal to the fair
                                                market value of the LLC
                                                interests at the time of the
                                                distribution increased by their
                                                respective shares, if any, of
                                                Alexander's Tower LLC's
                                                liabilities.

                                                To the extent that Alexander's
                                                Tower LLC has profits, a member
                                                will be taxed on the member's
                                                allocable share of our profits,
                                                whether or not the profits
                                                actually have been distributed
                                                to the member.

                                                We do not plan to make
                                                distributions on the LLC
                                                interests before construction of
                                                the building is
                                                completed. See
                                                "Federal Income Tax
                                                Considerations" for more
                                                information about the federal
                                                income tax consequences of the
                                                distribution and the federal
                                                income tax consequences to
                                                Alexander's Tower LLC and its
                                                members on a going-forward
                                                basis.

                       Structure Before the Distribution





[GRAPHIC OMITTED]

     This chart describes Alexander's as the common equity holder, through its subsidiary Seven Thirty One Limited Partnership of 59th Street Corporation. The preferred equity of 59th Street Corporation is held by Vornado Realty L.P. In turn, Alexander's is depicted as being owned by Alexander's public shareholders and Vornado Realty L.P. Vornado Realty L.P. is owned by various common limited partners and Vornado Realty Trust, 59th Street Corporation is described as the holder of the whole share capital of Alexander's Tower LLC which is the sole member of Alexander's Tower Operating LLC. Alexander's Tower Operating LLC owns the residential parcel. Seven Thirty One Limited Partnership owns the commercial parcel.











(1) See "Business-Alexander's Tower LLC and Alexander's Tower Operating LLC" for a description of the preferred equity.




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

                         Distribution of LLC Interests


[GRAPHIC OMITTED]


     This chart describes the LLC interests transferred by 59th Street Corporation to Seven Thirty One Limited Partnership. In turn, the LLC interests are transferred by Seven Thirty One Limited Partnership to Alexander's. Alexander's distributes all the LLC interests it receives to its common shareholders and Vornado Realty L.P. Vornado Realty L.P., in turn, distributes the LLC interest to its common limited partners and Vornado Realty Trust, which distributes the LLC interests it receives to its common shareholders(1).





(1) On the distribution date, 59th Street Corporation will distribute approximately 99.5% of the LLC interests and retain the remaining 0.5% through its subsidiary, 59th Street Subsidiary Corporation.

(2) See "Business-Alexander's Tower LLC and Alexander's Tower Operating LLC" for a description of the preferred equity.

                        Structure After the Distribution



[GRAPHIC OMITTED]


     This chart describes Alexander's as the non-member manager of Alexander's Tower Operating LLC, which owns the residential parcel. Alexander's Tower Operating LLC is owned by Alexander's Tower LLC, the LLC interests of which are traded on the Nasdaq National Market. Alexander's owns the commerical parcel, through its subsidiary, Seven Thirty One Limited Partnership.

          [The scaled picture depicts a multiuse building complex consisting of an architecturally integrated building. The western portion of the building is a multiuse tower that will contain some of the commercial and all of the residential condominium units. The commercial units extend to an elevation of approximately ___ feet from the street grade. The residential condominium units are immediately above the commercial units and extend to an elevation of approximately ___ feet.]

                  SUMMARY PRO FORMA CONSOLIDATED FINANCIAL DATA


          We were formed on December 14, 2000 and have had no operations to date. The following table presents our summary pro forma consolidated financial data as of August 13, 2001. The pro forma data reflects our acquisition of the residential parcel. The table should be read in conjunction with, (i) "Management's Discussion and Analysis of Financial Condition and Results of Operations", (ii) the consolidated balance sheet and notes to the consolidated balance sheet and (iii) the pro forma consolidated balance sheet and notes and management assumptions to the pro forma consolidated balance sheet included elsewhere in this information statement.



                                                            Pro Forma
                                                       As of August 13, 2001

Assets                                                    (in Thousands)
Cash ..........................................               $       1
Property (1) ..................................                  52,000
Prepaid expenses...............................                     156
                                                              ---------
Total Assets...................................               $  52,157
                                                              =========

Liabilities and Member's Equity
Due to Seven Thirty One Limited Partnership....                     156
                                                              ---------
Total Liabilities (2)..........................                     156


Member's Equity
Member's Equity................................                  52,001
                                                               --------
Total Liabilities and Member's Equity..........                $ 52,157
                                                               ========

---------

   (1) Represents the historical carrying value attributable to the residential parcel. The residential parcel represents approximately ________ gross buildable square feet of development rights resulting in
         ________ net sellable square feet. The market value of the residential parcel will be independently appraised. For a description of these arrangements, see "Certain Transactions"--"Mortgages on the Residential Portion."

   (2) We will be contingently liable for existing liens and $129 million of encumbrances on the residential parcel, however Alexander's will indemnify, defend and hold us harmless.

                                  RISK FACTORS

          In determining whether to retain the LLC interests to be distributed to you, you should carefully consider and evaluate all of the information presented in this information statement, including the risk factors listed below.

Risks Associated with Development and Financing of the Residential Portion

          Our Sole Asset Is Undeveloped Property. Initially, our only significant asset is the residential parcel which is essentially the development right to construct the residential portion of a proposed building. If we are not able to build the residential portion, including as a result of a failure by Seven Thirty One Limited Partnership to develop, finance and build the commercial portion, the value of the LLC interests could be adversely affected.

          Our Business Will Initially Be Entirely Undiversified and Dependent on the New York City Real Estate Market. Our sole significant initial asset is the residential parcel of a commercial and residential real estate project in New York City. The New York City real estate market has historically been cyclical, with significant downturns during which commercial and residential occupancy rates, rents and property values declined substantially. The last significant downturn of this kind was in the early 1990s, and we cannot predict when the next downturn will occur. If the New York City real estate market declines before we finish developing and selling the residential portion, we may be unable to repay our debt financing, our lenders may take control of the entire project, including the residential portion, and the condominium units in the residential portion may lose much or all of their value.

          The New York City real estate market depends heavily on economic activity and employment in financial services, corporate headquarters, advertising, corporate services such as law and accounting, and tourism-related businesses. If these industries or the New York regional economy experiences a significant downturn, the value of the entire project, including the residential portion, would probably decline and we may not be able to develop the residential portion profitably.

          We Have Limited Financial Resources. We intend to enter into a loan agreement with Alexander's to obtain a loan in the amount of $ 1 million to initially provide us with funds for our working capital and other cash requirements. We expect to be able to obtain joint bank financing with Seven Thirty One Limited Partnership for the joint development of the residential portion and the commercial portion, but we might not be able to do so at all or in amounts or on terms acceptable to us. Further, based on current market conditions, it appears that additional equity, debt financing and/or a credit enhancement between $100 and $200 million will be needed to secure a loan of $650 million. Neither Vornado nor Vornado Lending L.L.C. is or will be obligated to provide any additional funds to us or to assist us in obtaining additional financing. We expect to be obligated to repay or pay down any external bank or other financing before paying any distributions to holders of LLC interests. See "Certain Transactions -- Financing Arrangements" for more information about the expected terms of our financing. In addition, we may need additional capital to finance future acquisitions or to pursue additional opportunities. We might not be able to obtain additional capital or financing for these purposes.

          We Will Depend on the Manager of Alexander's Tower Operating LLC. Our sole asset for development will be the residential portion, which is being jointly developed with the underlying commercial portion indirectly owned by Alexander's. In addition, we have given Alexander's broad power to manage the affairs of our subsidiary, Alexander's Tower Operating LLC, which owns the residential parcel. Thus, development of the residential portion into condominium units is dependent upon Alexander's and its decisions with respect to the development of the overall building. Since the determination of the size of the commercial portion of the building determines the ultimate size of the residential portion, conflicts may arise between Alexander's and us. Alexander's, in turn, has retained Vornado to develop the proposed building and we will therefore depend on Vornado to do so. We will have little or no control over the development of the building, including the residential portion. If the residential portion or the underlying commercial portion is not developed in the foreseeable future, or if the development is abandoned for any reason, we will have no other immediate business opportunities. While we may be required to seek other investment opportunities, they may or may not be available to us. In addition, if the joint development attempt of the residential portion and the underlying commercial portion is unsuccessful, our cash and other sources of funds may be depleted, leaving us without the financial means to take advantage of other investment opportunities.

          Real Estate Development May Take Significant Time and Development Plans May Change. Our ownership of the residential portion and our possible future investments in other properties will be subject to risks that may be beyond our control, such as changes in development and construction plans, construction delays, fluctuations in occupancy rates, rental rates, sales prices and operating expenses and inability to sell, lease or finance the building or other properties. These, in turn, may be adversely affected by general and local economic conditions, adverse use of adjacent or neighboring real estate, oversupply of available properties, increasing operating costs, expenses, real property tax rates and assessments, and environmental compliance requirements and zoning laws. The real estate industry is subject to government regulation and restriction, some of which may be significant and burdensome.

          Zoning Laws May Restrict Development. A new zoning law has been proposed in The City of New York, which, if adopted, would, among other things, place height restrictions on new building construction in parts of the city, including the site of the proposed building. Portions of the new zoning law about which consensus has been reached were recently adopted, but not the height restrictions. It is uncertain when and if a decision will be reached on the height restrictions. If adopted, the height restrictions may have an adverse effect on the development of the entire proposed building, including the residential portion. The multistory building that is currently under construction would exceed the height limitations contained in the zoning proposal. Under applicable law, excavation and foundations for a building must be completed under a building permit based on complete plans and specifications, in order to secure a vested right to complete construction of the building, as proposed. Alexander's has not completed excavation for the building, the foundation is under construction, and a building permit based on full plans and specifications has not yet been obtained. Therefore, Alexander's has not yet secured vested rights to construct the building as proposed, if the height restrictions are adopted.

          Current zoning regulations allow construction of a building at the site of the proposed building with approximately 843,500 square feet of zoning floor area. An additional approximately 168,700 square feet of zoning floor area may be constructed if qualifying low-income housing is developed on or off-site. To secure the rights to build the additional zoning floor area, Alexander's must purchase those rights from third parties who have developed qualifying low-income housing. To date, Alexander's has purchased a total of 139,879 square feet of additional floor area from third parties. In order to secure the remaining additional floor area needed, Alexander's intends to purchase up to 28,821 square feet of additional floor area from Vornado. If these additional 28,821 square feet are not obtained, this could lead to the reduction in size of the residential parcel. The revenue expected to be generated from the sale of the developed residential condominium units would therefore be substantially reduced.

          Governmental Approvals. Before making any offering of the residential condominium units we must obtain the requisite approvals from state and federal agencies having jurisdiction over the sale of condominium units. Under current New York State law, no sales of condominium units to the public may be consummated until purchase agreements have been entered into for 15% of the condominium units offered for sale. We might not meet this criterion and, even if met, there exists the possibility that in the event of material changes including, without limitation, increased costs of operating the building and changes in the residential units, we may be required to offer buyers the right to rescind their contracts. Because of the length of time between the date we anticipate first entering into contracts for individual condominium units and the anticipated date of the completion of the residential portion, the possibility of materially adverse changes is increased.

          Sale of Commercial Units. Both the residential portion and the commercial portion will be submitted to a single condominium regime comprised of residential and commercial condominium units. Seven Thirty One Limited Partnership has no present intention to sell the commercial condominium units but will have the right to do so at any time without our consent or the consent of the individual owners of the residential units. If the residential portion is not sold as individual residential units, the residential portion and the commercial portion might not continue to be owned by affiliated entities. A change in the ownership of the commercial portion could negatively affect the value of the residential portion and therefore adversely affect our business.

          The Exact Square Footage and Number of Condominium Units May Change. We expect the residential portion will be comprised of approximately 100 residential condominium units. However, the exact number of condominium units may change. The residential parcel is a defined parcel of real estate currently undeveloped and unconstructed, existing above a horizontal plane ___ feet above the street grade including certain air below that plane representing common areas. Based on the current plan, it will contain ________ gross buildable square feet which results in ________ net sellable square feet. The dimensions of the residential portion and configuration of condominium units on the floors to be located in the residential portion are subject to a number of variables, including the amount and existence of retail stores and commercial office space. The revenue to be obtained from sale of residential condominium units will depend on a number of factors, including the number and size of units available for sale.

          Developing a Multiuse Property May Limit Our Financing Options. The planned building is a multiuse facility which may include retail space and offices, and there are a limited number of lenders willing to lend to projects involving mixed uses. As a result, we may have greater difficulty in obtaining financing or be required to pay higher interest rates than for loans on single-use properties. We need to obtain financing for the construction and development of the residential portion. However, we may not be able to obtain construction financing, and any available financing may not be in amounts or on terms acceptable to us. See "-- We Have Limited Financial Resources" for more information about our financing risks.

          Our Property Will Secure Financing for the Entire Proposed Building. We will have to obtain financing jointly with Seven Thirty One Limited Partnership to construct the residential portion and develop it into residential condominium units. Typically, lenders will require that any loans for separate parts of a joint project be cross-collateralized and provide for cross-defaults. This means that our residential portion will be mortgaged and can be held responsible for the entire joint loan should Seven Thirty One Limited Partnership be unable to repay its portion of the loan. Also, lenders typically require that the loan be repaid from the initial funds generated from a building until the loan is either repaid in full or repaid to a specified debt level. This means that if the condominium units in the residential portion are sold before the commercial portion generates revenues, there may not be any cash proceeds available to us from sales of the residential condominium units until the commercial portion is generating revenues and is permanently financed.

          Our Residential Portion Will Secure Existing Debt. The residential parcel will be conveyed to us subject to existing debt held by First Union National Bank. First Union holds a first mortgage on the residential portion and the commercial portion that was given to secure a loan by First Union to Alexander's, and which is currently outstanding in the principal amount of $10 million. In consenting to the transfer of the residential parcel, First Union has required us to guarantee their existing debt. Moreover, the residential parcel was conveyed to us subject to existing debt held by Vornado Lending L.L.C. Vornado Lending L.L.C. holds subordinate mortgages on the residential portion and the commercial portion that were given to secure loans by Vornado Lending L.L.C. to Alexander's, which are currently outstanding in the aggregate principal amount of approximately $119 million. Alexander's has indemnified us from any liability or obligation with respect to the existing debt held by both First Union and Vornado Lending L.L.C. Should a default on the First Union or Vornado loans occur for any reason, including a default unrelated to this project, First Union or Vornado could enforce their liens with respect to the First Union or Vornado loans, as the case may be, and require us to repay the entire amount of either of those loans. In that event, if Alexander's and we fail to repay the First Union loan or the Vornado loans, then the lenders holding the mortgages could foreclose upon the residential portion in order to satisfy the outstanding debts. Alexander's intends, but may or may not be able, to refinance the existing First Union and Vornado Lending L.L.C. loans at the time we finance the construction and development of the residential portion. See "Certain Transactions -- Mortgages on the Residential Portion" for more information about these mortgages.

          The Commercial Anchor Tenant May Cancel Its Lease. On May 1, 2001, Seven Thirty One Limited Partnership executed a lease with Bloomberg, L.P., a leading financial information services and media company, to lease approximately 700,000 square feet of the proposed commercial portion of the building once it has been completed. We have been informed by Seven Thirty One Limited Partnership that the lease has an initial term of 25 years with an option to renew for an additional 10 years. If the project is not completed on a timely basis, the lease may be cancelled and Seven Thirty One Limited Partnership may experience significant difficulties in finding another anchor tenant. In addition, as a result of expected cross-collateralization and cross-default provisions in any joint financing with Seven Thirty One Limited Partnership, it may be difficult to secure the financing to develop the building or obtain any additional financing, complete the building and sell the residential condominium units in the residential portion.

          Defects in Title to the Residential Parcel Could Be Harmful. The residential parcel was created from real estate owned by a subsidiary of Alexander's, and it was conveyed subject to any defects in the title to the property. The prior owners warranted that they had good and marketable title to the residential parcel in fee subject to the title exceptions which do not materially interfere with the operation and use of the property, and will not materially interfere with the continued operation and use of the residential parcel by us. At the time of transfer, we (a) reviewed appropriate internal records and (b) obtained a current title report from agents and examiners associated with reputable title companies, and reviewed the exceptions contained in the title report and the underlying documents with respect to the exceptions. If there are defects in the title that prove to be material, we may determine that we have not obtained good and marketable title to the residential parcel and, as a result, would need to seek to correct the defects or prosecute a claim under the agreement of purchase and sale. The amount of any claim of this kind might be less than the amount we expect to realize from the sale of the residential condominium units in the residential portion.

          Compliance with Environmental Laws May Cost Us Money. Under various federal, state and local laws and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous substances released at a property, and may be held liable to a governmental entity or to third parties for property damage or personal injuries and for investigation and clean-up costs incurred in connection with the contamination. These laws can impose liability without regard to whether the owner or operator knew of or caused the release of these hazardous substances. The presence of contamination or the failure to remediate contamination may adversely affect the owner's ability to sell or lease real estate or to borrow using the real estate as collateral or the operator's ability to sell or finance the operations. The operation and subsequent removal of certain underground storage tanks are also regulated by federal and state laws. In connection with the ownership and development of the residential portion, we could be held liable for the costs of remedial action with respect to regulated substances or tanks of these kinds or related claims for personal injury, property damage or fines.

          Investments in Undeveloped Properties Are Riskier Than Investments in Completed Buildings. We own the residential parcel and expect to generate revenue from the proposed sale of residential condominium units expected to be constructed in the residential portion. In addition, although currently we have no plans to do so, we may decide to invest all or a portion of any net proceeds received from the sale of the residential condominium units in additional undeveloped land, development properties, income-producing properties, businesses, investments and/or other assets in the future. Investments in undeveloped land and development properties involve more risk than investments in properties on which development has been completed. Undeveloped land and development properties do not generate any operating revenue while costs are incurred to develop the properties. In addition, undeveloped land and development properties incur expenditures before completion, including property taxes, insurance and development costs.

          We Will Compete with Many Larger Companies. The businesses with which we will compete include many real estate developers or owners that are better capitalized or have other features that may make it difficult for us to compete effectively.

          We May Not Develop the Condominium Units. We may decide, for one or more reasons, including an adverse condominium market in New York City, or otherwise, not to develop the residential portion. If we do build, we may not build condominiums. Instead, if the market conditions suggest such a course of action, we may choose to develop the residential portion as residential rental units, which typically have a lower value than condominium units. If we do so, we would lease the residential rental units and collect rental revenues. Any residential rental units that we may develop might compete with residential rental units developed by Alexander's in the commercial portion. The net proceeds from rental revenues would be significantly lower than the net sale proceeds which would be realized from sales of residential condominium units. If we do not build or if we decide to develop and lease rental units rather than develop and sell condominium units, we may not have enough available funds to pay down or repay our existing debt or pay our costs and expenses.

          The Sale of the Residential Parcel Could Be Deemed a Fraudulent Conveyance. Seven Thirty One Limited Partnership has sold the residential parcel to 59th Street Corporation for consideration consisting of stock, the assumption of debt and an option on the property. If a court in a lawsuit were to find that, at the time of the sale, (a) Seven Thirty One Limited Partnership, Alexander's or any of their affiliates entered into the transaction with the intent of hindering, delaying or defrauding creditors or (b) less than a reasonably equivalent value or fair consideration was received for the sale and, in either case, Seven Thirty One Limited Partnership, Alexander's or any of their affiliates (x) was insolvent or would be rendered insolvent by the sale,
(y) was engaged in a business or transaction for which its assets were unreasonably small capital after the sale or (z) intended to incur, or believed that it would incur, indebtedness beyond its ability to pay as the obligations under the indebtedness matured, the court could invalidate the transfer or take other actions that would be adverse to the holders of LLC interests.

          Recent Events May Impact Residential High-Rise Developments. The terrorist acts that were committed on September 11, 2001 against the World Trade Center and the impact such acts will have on The New York City real estate market and the development of high-rise residential or commercial buildings is uncertain. The demand for condominium units located in high-rise residential buildings may decrease. Further, in light of these recent events, and the uncertainty created in the real estate market, lenders may be reluctant to finance the construction of high-rise, high profile residential developments. Initially, our only significant asset is the residential parcel which is essentially the development right to construct the residential portion of the proposed building. If we are not able to build and/or market the condominium units to be developed in the residential portion, including as a result of a failure to secure financing, the value of the LLC interests could be adversely affected.

          In light of the recent terrorist attacks in New York City and the Washington, D.C. area, many reinsurance companies (which assume some of the risk of the policies sold by primary insurers) have indicated that they intend to eliminate coverage for acts of terrorism from their reinsurance policies after December 31, 2001. Without that reinsurance coverage, primary insurance companies would have to assume that risk themselves, which may cause them to eliminate such insurance coverage in their policies. In the event that casualty losses are not covered by standard casualty insurance policies, the value of your LLC interests could be adversely affected.

          Dilution From Future Offerings.

          If we decide to raise additional capital through the sale of equity or convertible debt securities, your percentage ownership will be reduced. In addition, these transactions may dilute the value of your stock. We may issue securities that have rights, preferences and privileges senior to the LLC interests we are distributing. See "Summary of the LLC Governing Documents - Issuance of Additional LLC Interests or other Securities".

Organizational Risks

          We Have No Operating History and Operating Results. We have no material assets other than the residential parcel and no operating history, have not generated any operating revenues and are in our early developmental stages. Potential investors should be aware of the difficulties encountered by a new enterprise in its developmental stage. We expect to have operating losses and negative cash flow for the foreseeable future. To achieve profitability we must be able to develop the residential portion and sell the residential condominium units for an amount in excess of our costs. We may not be successful in implementing our plan, and the failure to do so could prevent us from ever becoming profitable.

          We Depend on Key Personnel Who Will Not Devote All Their Time to Our Business. The development of the residential portion into residential condominium units and the management of Alexander's Tower Operating LLC will depend on the efforts of Alexander's and Vornado. Officers of Alexander's, including Steven Roth and Michael D. Fascitelli, who are both also officers of Vornado, will be involved in the management of our operating subsidiary, Alexander's Tower Operating LLC, which owns the residential portion. Messrs. Roth and Fascitelli have substantial responsibilities at Vornado, Alexander's, Vornado Operating Company and other ventures and will devote significant but not all or substantially all of their time to our business.

Risks from Affiliation with Vornado and Alexander's

          We Depend upon Vornado and Alexander's. We expect to rely significantly on Vornado and Alexander's during the development of the residential and the commercial portions. We do not expect to engage in any business activities other than the development of the building and will not pursue business opportunities that Alexander's or Vornado could pursue without the consent of Alexander's or Vornado.

          We May Have Conflicts of Interest with Alexander's and Vornado. Four of the members of our Board of Managers, including Steven Roth and Michael D. Fascitelli, are also members of the Board of Directors of Alexander's and the Board of Trustees of Vornado. Members of our Board of Managers and executive officers may have different percentage ownership interests in Alexander's Tower LLC and in Alexander's and Vornado. Moreover, the members of our Board or senior management who are also Members of the Boards or senior management of Alexander's and Vornado may be presented with conflicts of interest with respect to matters affecting Alexander's Tower LLC, primarily decisions involving the development of the residential and the commercial portions, such as the allocation of costs. Since the determination of the size of the commercial portion of the building will determine the ultimate size of the residential portion, conflicts may arise between Alexander's and us. If we do engage in business activities in addition to developing the proposed building, conflicts could arise concerning which entity or persons may take advantage of potential business opportunities, the business focus of these entities, including decisions involving the types of properties and locations in which these entities make investments, potential competition between business activities conducted, including competition for properties and tenants, possible corporate transactions, such as acquisitions, and other strategic decisions affecting the future of these entities. See "Business -- Conflicts of Interest" for more information about these matters. Vornado will actively manage our business under an existing joint management and development agreement. This agreement was not negotiated at arm's length and may be less favorable to us than the terms we might otherwise have received from unrelated third parties.

Risks of the LLC Interests

          There Is No Prior Public Market for LLC Interests. There is currently no public market for the LLC interests. We have applied to list the LLC interests on the Nasdaq National Market under the symbol "ALXT." Until the LLC interests are fully distributed and an orderly trading market develops, the prices at which trading in the LLC interests occurs may fluctuate significantly. An active trading market in the LLC interests may not develop or be sustained in the future. If no active trading market develops for the LLC interests, holders of LLC interests may not be able to sell their LLC interests promptly or at a reasonable price. Accordingly, holders of LLC interests should consider the LLC interests a long-term investment.

          We are not able to predict whether a substantial number of LLC interests will be sold in the open market following the distribution. The sale of a substantial number of LLC interests in the public market, or the perception that sales of this kind might occur, could adversely affect the market price of LLC interests. The prices at which the LLC interests trade will be determined by the marketplace and may be influenced by many factors, including, among others, our performance and prospects, the depth and liquidity of the market for the LLC interests, investor perception of Alexander's Tower LLC and of the New York City residential real estate market and economic conditions in general, our distribution policy, and general financial and other market conditions. In addition, financial markets have experienced extreme price and volume fluctuations that have affected the market prices of the securities of many companies and that, at times, could be viewed as unrelated or disproportionate to the operating performance of those companies. Fluctuations of this kind have also affected the share prices of many new public issuers. Volatility of this kind and other factors may materially adversely affect the market price of the LLC interests.

          We Do Not Plan to Make Distributions on the LLC Interests Before the Construction of the Building is Completed. We intend to use our available funds, if any, to develop the residential portion and, therefore, do not expect to pay any cash distributions on the LLC interests before the sale or disposition of the residential condominium units to be constructed in the residential portion. In addition, because our financing arrangements will require debt repayment from all or a portion of the proceeds of initial sales of the developed residential condominium units, cash distributions on the LLC interests may not be made until the building, including the commercial portion, is completed, all construction and related financings or expenses have been repaid and all or a significant portion of the residential condominium units are sold. See "Federal Income Tax Considerations -- Taxation of Alexander's Tower

LLC and Holders of LLC Interests" for more information about the tax consequences of the expected absence of distributions on the LLC interests. After completion of the proposed building and repayment of all construction and related financings, we intend to make cash distributions with respect to the LLC interests when and if we have funds available for distribution. The making of distributions will depend on our earnings, financial condition, the condition of the markets and other factors, including our cash requirements, business prospects, tax, regulatory and legal considerations and whether business opportunities are available to us which may cause us to reinvest some or all of our available funds. However, we may consider other available business opportunities and may determine to make other investments, likely in real estate. If and when we determine to do so, we will provide you with the information about those investments that is required under applicable law. There can be no assurance that any distributions will actually be made in any given year nor can there be any assurance as to the amount which will be made in any given year.

          Limited Influence over the Management of Alexander's Tower Operating LLC. Alexander's Tower Operating LLC will be managed by Alexander's. Alexander's will have broad discretion in managing our affairs, including implementing our operating policies and strategies and will have the right to do so pursuant to the organizational agreements establishing Alexander Towers Operating LLC.

          Alexander's may not be removed as manager absent fraud or misconduct without the vote of the holders of 70% of the LLC interests. Since certain beneficial owners of Alexander's will hold in excess of 30% of the aggregate outstanding LLC interests, it is unlikely that Alexander's could be removed as manager without their consent.

          Antitakeover Provisions. Certain provisions of our limited liability company agreement may be deemed to have an antitakeover effect and may discourage takeover attempts not first approved by our Board of Managers, including takeovers which certain holders of LLC interests may deem to be in their best interests. These provisions include, among other things, the elimination of the power of holders of LLC interests to act by written consent, and the requirement of a supermajority vote of holders of LLC interests to remove Alexander's as manager of Alexander's Tower Operating LLC and to approve certain transactions, such as the dissolution of Alexander's Tower LLC, a merger, consolidation or conversion of Alexander's Tower LLC and the sale or exchange of all or substantially all of Alexander's Tower LLC's assets other than the sale of residential condominium units in the residential portion. See "Summary of the LLC Governing Documents" for a discussion of the provisions that may be deemed to have an antitakeover effect.

          Members' Tax Liability May Exceed Distributions. If Alexander's Tower LLC has profits, a member will be taxed on the member's allocable share of our profits, whether or not the profits actually have been distributed to the member. Therefore, in any given year, the taxes paid by a member may exceed the distributions that the member receives from Alexander's Tower LLC.

          We expect to use the proceeds of residential condominium unit sales to repay or reduce debt on the property, including debt used to develop the commercial portion owned by Seven Thirty One Limited Partnership. We may also reinvest sale proceeds not used to repay debt. In addition, under applicable tax rules, we may have taxable income from a residential condominium sales contract before we receive payment under the contract. As a result, the LLC members could have ordinary taxable income as a result of residential condominium unit sales, but they may not receive cash distributions in respect of those sales. In addition, if we sustain losses in a subsequent year and those losses offset the earlier profits, the member may never receive the profits on which the member paid taxes in the prior years.

                                THE DISTRIBUTION

Manner of Effecting the Distribution

          Contemporaneously with the effectiveness of this Registration Statement, approximately 99.5% of the LLC interests will be transferred by 59th Street Corporation to Seven Thirty One Limited Partnership. Seven Thirty One Limited Partnership will in turn distribute the LLC interests it received to its parent, Alexander's.

          Alexander's will distribute all of the LLC interests it has received to its shareholders, including Vornado Realty L.P., proportionately in accordance with the number of shares of Alexander's held of record as of the close of business on the record date. Vornado Realty L.P., in turn, will distribute all of the LLC interests it will receive proportionately to its common limited partners, including Vornado, in accordance with the number of common units of limited partnership interest of Vornado Realty L.P. held of record as of the close of business on the record date. Vornado will distribute the LLC interests it will receive proportionately to holders of its common shares of beneficial interest in accordance with the number of shares of beneficial interest of Vornado held of record as of the close of business on the record date.

          As a result of the distribution:

     o Alexander's common shareholders will receive 1.23852 LLC interests for each Alexander's share held of record as of the close of business on the record date;

     o Vornado Realty L.P. common limited partners will receive one LLC interest for each 50 common units of limited partnership interest of Vornado Realty L.P. held of record as of the close of business on the record date; and

     o Vornado holders of common shares of beneficial interest will receive one LLC interest for each 50 common shares of beneficial interest of Vornado held of record as of the close of business on the record date.

          No shareholder or Vornado Realty L.P. limited partner will be entitled to receive a fractional LLC interest in the distribution. Instead, the distribution agent will (a) aggregate all fractional LLC interests which would otherwise be issuable in the distribution, (b) sell those LLC interests in the open market for cash and (c) mail to each recipient of LLC interests, in lieu of the fractional LLC interest that person would otherwise receive, a check in an amount equal to that person's proportional share in the aggregate amount received for those LLC interests.

          Inquiries relating to the distribution should be directed to the distribution agent at First Union National Bank, Attention: ____ or by telephone at _____, Monday through Friday, 9:00 a.m. to 5:00 p.m. (Eastern time).

Trading of LLC Interests

          There is currently no public market for the LLC interests. We have applied to have the LLC interests quoted on the Nasdaq National Market under the symbol "ALXT." Until the LLC interests are fully distributed and an orderly trading market develops, the prices at which trading in the LLC interests occurs may fluctuate significantly. An active trading market in the LLC interests may not develop or be sustained in the future.

          We are not able to predict whether a substantial number of LLC interests will be sold in the open market following the distribution. Sale of a substantial number of LLC interests in the public market, or the perception that sales of this kind might occur, could adversely affect the market price of LLC interests.

Federal Income Tax Considerations

          For purposes of the federal income taxation of the recipients of LLC interests in the distribution, the distribution will be treated as a distribution whose amount equals the fair market value of the LLC interests distributed and Alexander's and Vornado shareholders and, in general, Vornado Realty L.P. partners will receive a basis in the LLC interests equal to the fair market value of the LLC interests at the time of the distribution. The distribution will generally be treated as a combination of ordinary income, long-term capital gain and, possibly, return of capital. See "Federal Income Tax Considerations -- The Distribution of LLC Interests" for more information about federal income tax consequences of the distribution.

                    POLICY FOR DISTRIBUTIONS ON LLC INTERESTS

          We intend to use our available funds, if any, to develop the residential portion into residential condominium units and, therefore, do not expect to have any operating income or funds available to pay any cash distributions on the LLC interests before the construction of the proposed building, the allocation of costs between the residential portion and the commercial portion, the ultimate sale of a significant portion or all of the residential condominium units expected to be constructed in the developed residential portion and the repayment of all construction and related financings, including the ones relating to the commercial portion, have been completed.

          We intend to make cash distributions to the holders of LLC interests when we have funds available to pay cash distributions. However, we may consider other available business opportunities and may determine to make other investments, likely in real estate. If and when we determine to do so, we will provide you with the information about those investments that is required under applicable law. We do not intend to make any distributions of funds corresponding to any tax liability holders of LLC interests may have as a result of holding LLC interests. See "Policy for Distributions on LLC Interests" and "Federal Income Tax Considerations -- Taxation of Alexander's Tower LLC and Holders of LLC Interests" for more information about the tax consequences of the expected absence of distributions on the LLC interests.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          The following discussion should be read in conjunction with the "Summary Pro Forma Consolidated Financial Data" and the consolidated balance sheet and notes to the consolidated balance sheet appearing elsewhere in this information statement.

Results of Operations

          Alexander's Tower LLC was formed on December 14, 2000 and has had no operations to date. We have been formed to acquire, develop, finance and sell the residential portion of the building proposed to be developed between East 59th and East 58th Streets and Lexington and Third Avenues in The City of New York. See "Business -- Background of Distribution -- Description of Residential Parcel" for more information about the residential parcel.

          Our potential cash flow and revenues initially depend entirely on the successful development of the residential portion in conjunction with the commercial portion. We will devote our resources to the development of the residential portion.

Liquidity and Capital Resources

          We have been capitalized with a contribution from Alexander's of $1,000 in cash and, as of the effective date of this Registration Statement, a contribution in kind consisting of the residential parcel with a historical carrying value of $52 million. Based on the current plan, the residential parcel will contain ________ gross buildable square feet which results in ________ net sellable square feet. The dimensions of the residential portion and configuration of condominium units on the floors to be located in the residential portion are subject to a number of variables, including the amount and existence of retail stores and commercial office space.

          We expect to use future borrowings and financing arrangements to develop the residential portion into residential condominium units, and to meet our other cash requirements. We intend to enter into a loan agreement with Alexander's to obtain a loan in the amount of one million dollars to initially provide us with funds for our working capital and other cash requirements. In addition, based upon current market conditions, it appears that additional equity, debt financing and/or a credit enhancement between $100 and $200 million would be needed to secure bank financing in the form of an approximately $600 to $650 million construction loan or loans to finance the joint development of the residential portion and the commercial portion. Normally, we would expect to be able to obtain permanent construction financing within 180 days of the date construction of the proposed building begins. We expect that the loan or loans will be cross-collateralized and contain cross-default provisions. This means that our residential portion would be mortgaged and serve as collateral for, and thus could be held responsible for, the entire joint loan should Seven Thirty One Limited Partnership be unable to repay its portion of the loan. . The residential parcel is also currently subject to mortgages as described in "Certain Transactions"--"Mortgages on the Residential Portion." However, Alexander's will indemnify us with respect to amounts secured by these mortgages.

          We expect that the loan or loans will contain covenants to restrict our financial and operational flexibility, as well as obligations that will be enforceable against us and our subsidiary, Alexander's Tower Operating LLC. In addition, we expect to agree to repay all or a portion of the loans before being permitted to pay any distributions to holders of LLC interests or use any available proceeds of the sale of condominium units for any other purpose. See "Certain Transactions -- Financing Arrangements" for more information about the possible terms of the loan or loans.

          As of the effective date of this Registration Statement, other than the residential parcel and the equity contribution, we will own no assets and will not have entered into any agreement to purchase assets.

Derivatives and Market Risk

          Alexander's Tower LLC has not entered, and does not expect to enter, into any market risk sensitive instruments. We may enter into variable-rate loan agreements to finance the development of the residential portion, in which case any increase in the base rate used to determine the interest rate of the variable-rate debt would result in an increase in cash required to pay interest. We do not intend to enter into any leveraged financial instruments, but we may enter into interest rate cap, collar and/or swap agreements to reduce the effect of changes in interest rates on any variable rate debt. Interest rate caps, collars and/or swaps are financial instruments that are usually part of a strategy used to offset financial risks. We would enter into interest rate cap, collar and/or swap agreements only with a view toward limiting the risk associated with our financial exposure. We could be exposed to credit loss if the other parties to the interest rate cap, collar and/or swap agreements did not perform their obligations under those agreements. However, we intend to enter into any interest rate cap, collar or swap agreements only with counterparties that are major financial institutions with strong credit ratings.

                                    BUSINESS

          Alexander's Tower LLC was formed on December 14, 2000 by 59th Street Corporation, as a wholly owned subsidiary, and has had no operations to date. Our principal executive offices are located at 888 Seventh Avenue, New York, New York 10019, and our telephone number at that location is (212) 894-7000.

Purpose

          Alexander's Tower LLC's sole purpose is to (a) acquire, hold, develop, finance, lease, operate, manage, maintain and sell the residential parcel and
(b) acquire, hold, develop, finance, lease, operate, manage, maintain and sell real estate generally through one or more subsidiaries or affiliates. We will rely exclusively on Alexander's and Vornado to assist us in our business opportunities. We initially will hold the residential portion and conduct our business through Alexander's Tower Operating LLC.

Background of Distribution

          History of the 59th Street Site. The site is an approximately 84,000 square foot parcel of land and was the site of the former Alexander's, Inc. flagship department store, a six-story building built in 1965. Alexander's operated the store at this site from 1965 to 1992. This property, which is situated in a busy business and shopping district with convenient access to several subway and bus lines, is located directly across the street from Bloomingdale's flagship store.

          Development to Date. In early 1999, Alexander's demolished the building at the 59th Street site. In September 1999, Alexander's obtained an excavation permit from The City of New York Department of Buildings in order to commence excavation at the 59th Street site. Excavation, clearing and preparation of the site have not been completed. Alexander's obtained a permit in February 2000 to lay a foundation for the proposed building.

          Alexander's has applied for all building and other permits and governmental approvals required for the construction and development of the residential and commercial portions of the proposed building. As of the date of this information statement, Alexander's has obtained the necessary permits and approvals for excavation and foundation work and for installation and connection of required utilities. Alexander's anticipates that final permits, which will include confirmation of zoning compliance, shall be obtained within the next 120 days.

          Description of Residential Parcel. The residential parcel consists of a fee simple absolute interest in a column of air above a horizontal plane (together with rights of subjacent support) ___ feet above the ground including certain air below that plane representing common areas. The residential parcel is above a portion of the commercial parcel which is located on the land comprising the entire square block bounded by Lexington Avenue, East 59th Street, Third Avenue and East 58th Street in The City of New York. The residential parcel represents development rights containing approximately ________ gross buildable square feet resulting in ________ net sellable square feet. Alexander's owns the air rights above the rest of the commercial parcel. These air rights cannot currently be developed but could be developed as part of the commercial portion if current zoning law changes. The residential parcel will have additional rights to and interests in common areas in the proposed building. The residential parcel has been sold by Seven Thirty One Limited Partnership, a subsidiary of Alexander's, to 59th Street Corporation under an agreement of purchase and sale dated August 1, 2001 for stock, the assumption of debt and an option to repurchase the parcel. For financial reporting purposes, the sale has been accounted for as a transfer of an asset among entities under common control, and accordingly, Alexander's Tower LLC has recorded the residential parcel at Alexander's historical carrying value based on the proposed development plan. In connection with this sale, Jerome Haims Realty, Inc., an independent real estate appraiser, has appraised the fair market value of the residential parcel. The appraisal is indicative of the fair market value at the date of the sale, but may not be indicative of the value of the property at any time in the future. See "Summary Appraisal Report" to be included elsewhere in this information statement and the complete appraisal report filed as an exhibit to our registration statement for information about the assumptions on which the appraisal is based. Seven Thirty One Limited Partnership owns the commercial parcel. Prior to the effective date of this Registration Statement, 59th Street Corporation will have contributed the residential parcel to Alexander's Tower LLC to facilitate the distribution of interests in Alexander's Tower LLC as described in this information statement.

          To accommodate potential future changes in the development plans, Alexander's Tower Operating LLC, as successor-in-interest to Alexander's Tower LLC, the successor-in-interest to 59th Street Corporation, will, under the Agreement of Purchase and Sale, dated August 1, 2001, between Seven Thirty One Limited Partnership and 59th Street Corporation for the residential parcel, agree to execute and deliver a corrective deed to reconvey to Seven Thirty One Limited Partnership, at Seven Thirty One Limited Partnership's option, any portions of the residential parcel that will not be developed by Alexander's Tower Operating LLC for residential purposes and which were originally intended to be retained by Seven Thirty One Limited Partnership. The corrective deed will merely correct the original conveyance to accurately reflect the originally intended conveyance of the residential parcel.

          Proposed Development Plans. The proposed development plan contemplates a 1.4 million square foot mixed-use, high-rise building designed by Cesar Pelli. Alexander's expects the commercial portion to be comprised of retail stores and offices. We expect to develop the remaining portion of the proposed building, the residential portion, into residential condominium units which would be sold to the public. On May 1, 2001, Seven Thirty One Limited Partnership reached an agreement with Bloomberg, L.P., a leading financial information services and media company, to lease approximately 700,000 square feet of the building once it has been completed. The lease has an initial term of 25 years with an option to renew for an additional 10 years. In addition, Seven Thirty One Limited Partnership reached an agreement with H&M, a European clothing store, to lease approximately 40,000 square feet of retail space.

          Joint Development and Financing Arrangements. The commercial portion held by Seven Thirty One Limited Partnership will be developed jointly with the residential portion under an existing joint management and development agreement that has been entered into among Seven Thirty One Limited Partnership, Vornado and Alexander's Tower Operating LLC. Alexander's Tower Operating LLC, together with Seven Thirty One Limited Partnership, intends to obtain bank financing in the form of an approximately $600 to $650 million construction loan or loans to finance the joint development of the building. Based upon current market conditions, it appears that additional equity, debt financing and/or a credit enhancement between $100 and $200 million would be needed to secure this loan or loans. We expect the loan or loans to be cross-collateralized and to contain cross-default provisions. We expect the loan or loans to contain covenants restricting our financial and operational flexibility.

          Zoning of the Site. Current zoning regulations allow construction of the proposed building with approximately 843,500 square feet of zoning floor area. An additional approximately 168,700 square feet of zoning floor area may be constructed if qualifying low-income housing is developed on or off-site. To secure the right to build the additional zoning floor area, Alexander's may directly develop qualifying low-income housing off-site or purchase additional floor area from third parties who have developed qualifying low-income housing. To date, Alexander's has purchased a total of 139,879 square feet of additional floor area from third parties. In order to secure the remaining floor area rights needed, Alexander's intends to purchase up to 28,821 square feet of additional floor area from Vornado. If these additional 28,821 square feet are not obtained, this could lead to the reduction in size of the residential parcel. The revenue expected to be generated from the sale of the developed residential condominium units would therefore be substantially reduced.

          The current zoning regulations also allow the building to be built as a tower of unlimited height covering up to 40% of the site above its base. The City of New York Department of City Planning has proposed to amend the New York City Zoning Resolution to establish new zoning regulations which, if enacted, would, among other things, impose a height limit of 495 feet, which is substantially lower than the height of the proposed building.

          Portions of the new zoning laws, about which a consensus has been reached, were recently adopted, but not the height restrictions. It is uncertain when and if a decision will be made on adoption of the height restrictions. The multistory building that is currently under construction would exceed the height limitations contained in the zoning proposal. Excavation and foundations for this building have not yet been completed and a building permit based on complete plans and specifications has not yet been obtained, which means, under applicable zoning regulations, that Alexander's has not yet secured a vested right to complete the building, as proposed.

          Timing of Proposed Development. The laying of the foundation is expected to be completed by 2002 and we expect that the development of the residential portion into residential condominium units will require approximately 30 to 36 months to complete after that. The residential condominium units will be offered for sale beginning in 2002. We do not know at what price the residential condominium units will be sold. See "Risk Factors -- Risks Associated with Development and Financing of the Residential Portion -- Real Estate Development May Take Significant Time and Development Plans May Change" and "-- We May Not Develop the Condominium Units" for more information about these uncertainties.

Alexander's Tower LLC and Alexander's Tower Operating LLC

          Relationship of the Two Entities. Alexander's Tower LLC will hold its assets, consisting primarily of the residential portion, and conduct its business through a wholly-owned limited liability company subsidiary, called Alexander's Tower Operating LLC. Alexander's Tower LLC is currently the sole member and managing member of Alexander's Tower Operating LLC. After the distribution of the LLC interests is completed, Alexander's will replace Alexander's Tower LLC as the sole non-member manager of Alexander's Tower Operating LLC.

Management of Alexander's Tower Operating LLC

          Alexander's Tower Operating LLC will be managed by Alexander's as the non-member manager, but the residential portion will be developed and managed by Vornado, which is the manager and developer of Alexander's real-estate properties, under an existing management and development agreement among Alexander's, on behalf of itself and various of its subsidiaries (including Seven Thirty One Limited Partnership) and Vornado. Alexander's Tower LLC will become a party to this agreement. The management and development agreement has a one-year term, expiring in 2002, which will automatically extend for consecutive one-year periods unless any party terminates upon six months' notice. The annual management and development fees payable to Vornado by Alexander's will continue to be equal to the sum of (a) $3,000,000 and (b) 6% (5% of development costs, plus an amount equal to 1% of development costs on account of costs of overhead) of development costs with minimum guaranteed fees of $750,000 per annum.

          Alexander's Tower Operating LLC's residential units will be leased or sold by Vornado under an existing leasing agreement among Alexander's, on behalf of itself and various of its subsidiaries (including Seven Thirty One Limited Partnership) and Vornado. Alexander's Tower LLC will become a party to this agreement. The leasing agreement provides for Alexander's to pay a fee to Vornado equal to (x) 3% of the gross proceeds, as defined, from the sale or disposition of assets, and (y) in the event of a lease or sublease of an asset, 3% of lease rent for the first ten years of a lease term, 2% of lease rent for the eleventh through the twentieth years of a lease term and 1% of lease rent for the twenty-first through thirtieth year of a lease term, subject to the payment of rents by tenants. Such amount is payable annually in an amount not to exceed $2,500,000. Pursuant to the leasing agreement and with respect to asset acquisitions or dispositions, in the event third party real estate brokers are used, the fees to Vornado increase by 1% and Vornado is responsible for the fees to the third party real estate brokers.

          Relationship with Alexander's and Vornado. Alexander's is a NYSE-listed real estate investment trust engaged in leasing, managing, developing and redeveloping properties, focusing primarily on the locations in New York City and New Jersey where its department stores, which ceased operations in 1992, formerly operated. Alexander's activities are managed by Vornado, which is a fully integrated real estate investment trust with experience in the ownership, development, redevelopment, leasing, operation and management of office building properties, retail properties, merchandise mart properties (including the Merchandise Mart in Chicago), temperature controlled warehouses, and other real estate investments. The properties owned by Alexander's are redeveloped and leased by Vornado. Vornado Realty, L.P. owns 33.1% of Alexander's common stock as of August 13, 2001. Steven Roth is the Chief Executive Officer and a Director of Alexander's and the Chairman and Chief Executive Officer of Vornado. Interstate Properties, a partnership of which Messrs. Roth and Russell B. Wight, Jr., who are also Managers of Alexander's Tower LLC, Directors of Alexander's and Trustees of Vornado, are general partners, owns 27.1% of the outstanding common stock of Alexander's and 14.0% of the outstanding common shares of beneficial interest of Vornado. In addition, Mr. Roth owns 1.8% of the outstanding common shares of beneficial interest of Vornado. Interstate Properties and its three general partners own, in the aggregate, 17.3% of the outstanding common shares of beneficial interest of Vornado. Michael D. Fascitelli, a Manager of Alexander's Tower LLC, is the President of Vornado and a member of its Board of Trustees and a Director of Alexander's.

          Alexander's holds all of the voting equity, represented by 1,000 shares of common stock, in 59th Street Corporation, while Vornado holds 100 shares of 59th Street Corporation preferred stock. The preferred stock of 59th Street Corporation is (i) redeemable, by Alexander's in whole or in part, at any time, (ii) entitled to dividends at an annual rate of 10%, (iii) entitled to a liquidation preference in the amount of the purchase price plus any accrued and unpaid dividends, and (iv) not entitled to voting rights unless required by applicable law. It is anticipated that the preferred stock will be redeemed by 59th Street Corporation prior to the distribution. Prior to the effective date of this Registration Statement, the residential parcel will have been contributed to Alexander's Tower LLC.

Conflicts of Interest

          Potential Conflicts of Interest with Vornado. Under the joint management and development agreement, officers of Vornado will manage Alexander's Tower Operating LLC. In addition to owning, directly or indirectly, approximately 16.8% of the outstanding common shares of Vornado and 27.3% of the outstanding common shares of Alexander's, Steven Roth and Michael D. Fascitelli, both officers and Trustees of Vornado, will beneficially own 29.3% of our equity after the distribution. There may be conflicts of interest between us and Vornado in many areas, including the following principal areas: (a) actual and potential competition between business activities conducted or sought to be conducted by us and Vornado; (b) operating decisions, such as borrowings and sales and acquisitions of assets; (c) the joint development of the residential portion and commercial portion; and

(d) allocation of costs and expenses. In addition, Vornado and its officers will have substantial influence over us and on the outcome of any matters submitted to our Board of Managers for approval. See "Certain Transactions -- Potential Conflicts of Interest with Alexander's and Vornado" for more information about these possible conflicts of interest.

          Potential Conflicts of Interest with Alexander's. As stated above, Alexander's, through Seven Thirty One Limited Partnership, will participate in the joint development of the commercial portion and the residential portion. Moreover, Alexander's will also be the manager of Alexander's Tower Operating LLC and will be empowered to make all the management decisions regarding Alexander's Tower Operating LLC. As such, Alexander's and our interests could conflict with each other during the course of the joint development of the residential portion and the commercial portion. These conflicts could involve joint decisions to be made concerning the development of the properties, such as the construction, design and structure of the building, the size, purpose, timing and parameters of development of the building, the financing, management and marketing of the building, the relative size of the commercial and residential portions and whether we reconvey any of our developable space to Alexander's in accordance with our obligation to reconvey any part of the residential portion that we do not develop as residential condominiums, and the allocation of costs and profits of all of the foregoing. See "Certain Transactions -- Potential Conflicts of Interest with Alexander's and Vornado" for more information about these possible conflicts of interest.

Employees

          As of the date of this information statement, we have no employees. See "Management - Executive Compensation".

Legal Proceedings

          There are no pending legal proceedings to which we are a party or to which our property is subject.

                            SUMMARY APPRAISAL REPORT

                        Form of Summary Appraisal Report

          Jerome Haims Realty, Inc., an independent appraisal and consulting firm, has been engaged to appraise the market value of the residential parcel. The market value of the residential parcel is the price at which the residential parcel would change hands between a willing buyer and a willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, both parties having reasonable knowledge of relevant facts. The current market value of a property is not indicative of the value such property may have at any time in the future. Future values will depend on a variety of factors, including the economic success of the property, the impact of inflation on property values, local competitive conditions and general economic circumstances. The appraisal is only an estimate of value and should not be relied upon as a measure of realizable value.

          The appraisal is based on the residential parcel, which has a development area of _____ square feet, and is located within a C5-2 zoning district at the easterly periphery of the Plaza District in Manhattan.

          The appraisers considered that the Plaza District is considered a premier residential and commercial location in New York City and is bounded by Fifth Avenue on the west, Third Avenue on the east, East 60th Street on the north and East of 50th Street on the south. Bloomingdale's Department Store is on the block immediately north of the residential parcel. The appraisal is an estimate of market value independent of any particular use of, or development plan for, the residential parcel. It assumes that a purchaser would make the highest and best use of the residential parcel so as to maximize value. As its best estimate of the highest and best use of the residential parcel, the appraiser had determined to base its appraisal on a residential development for the upper portion of the proposed improvement of the site that includes a mixed-use project, with retail, office and residential components. The appraisers assumed that the proposed development will consist of a [__-story structure, with an __-story podium base and a __-story tower rising above the podium.] Commercial uses will be focused in the podium and the lower tower, two retail floors in the next two basement levels, additional retail on the street grade (first) floor and second floor, offices on floors __ through __ (__ floors), mechanical space on the __ floor and luxury residential condominium apartments on floors __ through __ (__ floors) plus mechanical space on three floors, at the extreme top of the tower.

          The subject of the appraisal report is the residential portion. The value was calculated on the basis of the residual value (the "remainder" value) after completion of the sale of the proposed residential condominium units, less all of the costs and fees associated with the development and financing of that segment of the property. The appraisers believe that this "residual" approach best reflects the inherent value of the rights to develop the residential units.

          Since the plans for the project have undergone significant changes since the commencement of the original design, the appraisers anticipate that additional changes may be made after the date of the appraisal report. If that happens, the valuation may change.

          The appraisers examined a wide array of competing luxury apartment projects in order to determine a reasonable mean or average unit price for each class or type of unit within the luxury condominium apartments. These include analysis of the sales prices, location, quality, amenities and length of marketing time at projects such as 515 Park Avenue, 15 East 69th Street, 181 East 65th Street (the Chatham), 15 West 63rd Street (the Park Laurel), 838 Fifth Avenue, as well as Trump International at Columbus Circle and the new Trump World Tower at East 48th Street and First Avenue. Information was derived from research conducted by Jerome Haims Realty, Inc. from interviews with local brokers and with developers of several of these projects.

          The appraisers analysis also considers the status of the current economy, as well as the impact of the simultaneous introduction of a large number of ultra-high value apartments on the market (including the residential portion, Trump World Tower, 181 East 65th Street, 15 East 69th Street, etc.)

          The appraisers valuation of the development rights includes a discounted cash flow analysis of the present value of the aggregate net proceeds from the sale of the residential condominium units. This sellout is projected to occur over a 24-month period, to achieve a total, discounted net present value of $__________ after consideration of sales expenses. We note that the aggregate value of the units, before discounting, is $_________, as of year one. The total aggregate value will increase, as a result of market strength, in year two.

          The total basic residential cost attributed to the tower units, as per [__________] data provided to the appraisers, is $_________. After consideration of general conditions, contingency and construction management fee, the total apportioned and allocated residential hard costs are $____________. This represents the basic cost of the construction of the development rights.

          After discussions with our architects and with representatives of Bovis, the appraisers believe that this total allocated residential hard cost can be incorporated into their analysis. They have also considered applicable soft costs, such as entrepreneurial profit, construction loan interest and fees, architect fees, real estate taxes during construction, etc.

          Although financing may be obtained from a variety of alternate sources, including self financing, appraisers have allocated a typical cost of funds (an "opportunity" cost if in-house funds are utilized) of __% per year. Financing charges are estimated on the total project costs, including loan interest. They have also allocated an entrepreneurial profit of __% of hard costs to the total residential construction cost. Additional fees, charges, etc. including origination fees and legal fees, are estimated at __% of total costs.

          The appraisers determined that the construction cost budget does not include architectural fees. Typically, these can be approximately ___% of a commercial project. These charges can include the costs of preparation of plans and specifications, estimates, engineering studies, approval of payment vouchers, approval of final construction, etc. Due to the huge and complex nature of this luxury project, with multiple apartment types and frequent design alterations, they have allocated an additional ___% to this cost, for a total of ___% of the construction cost.

          The developer is responsible for real estate taxes during the construction program. There is one original tax lot on the project site. The appraisers estimate that real estate taxes will be $_________ per year, at a rate of ________. The total taxes for the two-year period are estimated to be $_________.

          Based on the foregoing, the appraisers estimated that the value of the residential parcel, as of _____, 2001, is $_______.

                                   MANAGEMENT

Board of Managers

          Our general affairs and business will be managed by a Board of Managers elected by the holders of LLC interests.

          The officers and employees of Alexander's who have been responsible for managing and operating our business and assets will manage and operate our business and assets after the distribution under the supervision of our Board of Managers.

          Our Board of Managers consists of six members, among them three independent managers as indicated below:


               Name                   Age                  Position
               ----                   ---                  --------
          Steven Roth(1)               59            Chairman of the Board;
                                                     Chief Executive Officer

          Michael D. Fascitelli(1)     44            President; Manager

          Russell B. Wight, Jr.        61            Manager

          Richard West(2)(3)           63            Manager

          Independent Manager(2)(3)   age            Manager

          Independent Manager(2)(3)   age            Manager


------------------
(1)      Member of the Executive Committee.
(2)      Member of the Audit Committee.
(3)      Independent Manager.

          Mr. Steven Roth has been Chief Executive Officer and a Director of Alexander's since March 1995, Chairman and Chief Executive Officer of Vornado since 1989, a Trustee of Vornado since 1979, Chairman of the Board and Chief Executive Officer of Vornado Operating Company since 1998, Managing General Partner of Interstate, and a Director of Capital Trust, Inc.

          Mr. Michael D. Fascitelli has been President and a Trustee of Vornado since December 1996. Mr. Fascitelli was a partner at Goldman, Sachs & Co. in charge of its real estate practice from December 1992 to December 1996 and a vice president before that time. He is also the President and a Director of Vornado Operating Company and a Director of Alexander's.

          Mr. Russell B. Wight, Jr. has been a general partner of Interstate Properties since 1968, a Trustee of Vornado since 1979, a Director of Alexander's since 1995, a Director of Vornado Operating Company since 1998 and a Director of Insituform Technologies, Inc. since 1992.

          Mr. Richard West is Dean Emeritus, Leonard N. Stern School of Business, New York University. Mr. West was Professor of Finance from 1984 through 1995, and Dean from 1984 through

August 1993. Before that time, Mr. West was Dean of the Amos Tuck School of Business Administration at Dartmouth College. Mr. West is also a Director or Trustee of Vornado, Alexander's, Vornado Operating Company, Bowne & Co., Inc., various investment companies managed by Merrill Lynch Asset Management, Inc. and various investment companies managed by Hotchkis and Wiley, a division of Merrill Lynch Asset Management.

          All members of the Board of Managers are elected to serve for a one-year term and until their respective successors are elected and qualified. There is no limit on the number of terms that a manager may serve. Any vacancy on our Board of Managers may be filled by the remaining majority of our Board of Managers and that manager shall serve until his or her successor is elected and qualified.

Committees of the Board of Managers

          The Board has an Executive Committee, an Audit Committee and a Compensation Committee. The Executive Committee possesses and may exercise virtually all the authority and powers of the Board in the management of the business and affairs of Alexander's Tower LLC. The Executive Committee consists of two members, Messrs. Roth and Fascitelli.

          The purposes of the Audit Committee are to assist the Board: (a) in its oversight of Alexander's Tower LLC's accounting and financial reporting principles and policies and internal controls and procedures; (b) in its oversight of Alexander's Tower LLC's financial statements and the independent audit of the financial statements; (c) in selecting, evaluating and, if deemed appropriate, replacing the outside auditors; and (d) in evaluating the independence of the outside auditors. The function of the Audit Committee is oversight. The management of Alexander's Tower LLC is responsible for the preparation, presentation and integrity of Alexander's Tower LLC's financial statements and for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The outside auditors are responsible for planning and carrying out a proper audit and reviews and other procedures. The Audit Committee is expected to consist of three independent members, Mr. West and two other independent managers.

          The Compensation Committee is responsible for establishing the terms of the compensation of the executive officers. The Committee is expected to consist of two members, Mr. West and one other independent manager.

          Compensation of Board of Managers. For their services in 2002, Mr. Roth, Mr. Fascitelli and Mr. Wight each will receive an annual retainer of $25,000. The three independent managers will each receive an annual retainer of $50,000.

Executive Compensation

          We have been recently formed. None of our executive officers has received compensation since our formation. We currently have no employment agreements with any person and do not currently pay a salary or other compensation to any executive officers for their services in that capacity. However, we expect that we will pay compensation to our executive officers, including grants approved by the Compensation Committee and the Board of Managers under the Omnibus Award Plan.

          We also expect that the Compensation Committee and the Board of Managers will approve grants under the Omnibus Award Plan to Steven Roth, Michael D. Fascitelli, Joseph Macnow and the members of Alexander's Board of Directors of interests in Alexander's Tower LLC which may be in the form of options or carried interests in the profits of Alexander's Tower LLC to compensate these individuals for the diminution in value of Alexander's options or phantom shares held by them as a result of the distribution of the LLC interests. See "--The Alexander's Tower LLC Omnibus Award Plan--Carried Interests" for more information about the carried interests.

          In addition, the disinterested members of the Board of Managers have the authority to approve the sale of several residential units to the members of the Board of Managers, the Board of Directors or Trustees of our affiliates, who contribute to our business and the officers of Alexander's who have responsibility for managing our business, at the fully allocated cost per unit (including land, hard costs, soft costs, interest, fees, etc.) plus 10%. In this context, disinterested means those members of the Board of Managers who are not beneficiaries of the residential unit for which the Board of Managers casts its vote.

The Alexander's Tower LLC Omnibus Award Plan

          The Alexander's Tower LLC Omnibus Award Plan authorizes the issuance of one million LLC interests including carried interests in the profits of Alexander's Tower LLC. The purpose of the plan is to promote the financial interests of Alexander's Tower LLC by encouraging any future employees and officers of Alexander's Tower LLC and its subsidiaries, employees of Vornado and its subsidiaries or any other person or entity designated by the Compensation Committee to acquire an ownership interest in Alexander's Tower LLC, enhancing its ability to attract and retain people or entities of outstanding ability and providing these persons with a way to acquire or increase their proprietary interest in Alexander's Tower LLC's success. We refer to persons eligible to receive awards under the plan as "eligible persons."

          Terms of the Plan. Under the plan, eligible persons may be granted awards in the form of options, LLC interest appreciation rights, performance LLC interests, restricted LLC interests and carried interests. The plan is administered by the Compensation Committee of the Board, which is authorized to select eligible persons to receive awards, determine the type of awards to be made, determine the number of LLC interests or LLC interest equivalents covered by any award and the other terms and conditions of awards. Alexander's Tower LLC cannot accurately estimate the number of persons who may be eligible persons from time to time. Each officer of Alexander's Tower LLC could be granted awards under the plan.

          Options on LLC Interests. Options on LLC interests may only be "non-qualified" options. Options entitle the holder to purchase LLC interests at a price per LLC interest determined by the Compensation Committee, which in no event may be less than the fair market value of the LLC interests on the date of grant. Options will be exercisable for such period as will be determined by the Compensation Committee, but options may not be exercisable after 10 years from the date of grant. The option price for LLC interests purchased upon the exercise of an option must be paid in full at the time of exercise and may be paid in cash, by tender of unrestricted LLC interests or by a combination of cash and unrestricted LLC interests. Options may provide the holder with the right to receive distributions before vesting.

          The plan provides for the grant of "reload options," in the discretion of the Compensation Committee, to a participant who uses LLC interests owned by the participant to pay all or a part of the exercise price of an option, including a reload option. A reload option will cover the number of LLC interests tendered in payment of the exercise price and will have a per unit exercise price not less than the fair market value of the LLC interests on the date of grant of the reload option.

          LLC Interest Appreciation Rights. LLC interest appreciation rights entitle the holder to receive from Alexander's Tower LLC an amount equal to the amount by which the fair market value of an LLC interest on the date of exercise exceeds the grant price. LLC interest appreciation rights may be granted in tandem with an option or in addition to an option, or may be freestanding and unrelated to an option and may not be exercised earlier than six months after grant except if the holder dies or becomes disabled. The Compensation Committee is authorized to determine whether an LLC interest appreciation right will be settled in cash, LLC interests or a combination of cash and LLC interests. LLC interest appreciation rights may provide the holders with the right to receive distributions before vesting.

          Performance LLC Interests. Performance LLC interest awards consist of a grant of actual LLC interests or LLC interest equivalents having a value equal to an identical number of LLC interests in amounts determined by the Compensation Committee at the time of grant. Performance LLC interest awards consisting of actual LLC interests entitle the holder to receive LLC interests in an amount based upon performance conditions of Alexander's Tower LLC over a performance period as determined by the Compensation Committee at the time of grant. Performance LLC interest awards consisting of actual LLC interests may provide the holder with the right to receive distributions and voting rights before vesting. Performance LLC interest awards consisting of LLC interest equivalents entitle the holder to receive the value of the LLC interest equivalents in cash, LLC interests or a combination of cash and LLC interests based upon performance conditions and over a performance period as determined by the Compensation Committee at the time of grant. Performance LLC interests consisting of LLC interest equivalents may provide the holder with the right to receive distributions before vesting.

          Restricted LLC Interests. Restricted LLC interest awards consist of a grant of actual LLC interests or LLC interest equivalents having a value equal to an identical number of LLC interests. Restricted LLC interest awards consisting of actual LLC interests entitle the holder to receive LLC interests. Restricted LLC interest awards of this kind may provide the holder with the right to receive distributions and voting rights before vesting. Restricted LLC interest awards consisting of LLC interest equivalents entitle the holder to receive the value of the LLC interest equivalents in cash, LLC interests or a combination of cash and LLC interests as determined by the Compensation Committee. Restricted LLC interest awards consisting of LLC interest equivalents may provide the holders with the right to receive distributions before vesting. The employment conditions and the length of the period for vesting of restricted LLC interest awards will be established by the Compensation Committee at the time of grant.

          Carried Interests. In addition to the other awards described above, the Compensation Committee may grant participants "carried interest" awards, which represent the right to receive allocations and distributions in respect of profits or gains of Alexander's Tower LLC. Participants will not be required to make any capital investment in order to receive a carried interest award.

Security Ownership of Certain Beneficial Owners and Management
After the Distribution

          The following table presents the number of LLC interests that will be beneficially owned following the distribution by (a) each person who will hold more than a 5% interest in Alexander's Tower LLC, (b) each member of the Board of Managers of Alexander's Tower LLC and (c) executive officers of Alexander's Tower LLC. In addition, unless otherwise noted, the address of all these persons is c/o Alexander's Tower LLC, 888 Seventh Avenue, New York, New York 10019.

                                                            LLC Interests
                                                                to Be
                                                       Beneficially Owned After
                                                                 the
                                                            Distribution1
                                                       ------------------------

Name and Address of Beneficial Owner                   Number              %
------------------------------------                   ------              -

Named Executive Officers and Managers
Steven Roth(2)(3)                                      1,800,273          28.8
Michael D. Fascitelli                                     34,411             *
Richard West                                               8,685             *
Russell B. Wight, Jr.                                  1,781,342          28.6
Joseph Macnow                                             32,972             *
Vornado Realty Trust(2)(3)                             2,048,604          32.9
All managers and executive officers as a group         1,901,230          30.1

Interstate Properties**                                1,760,039          28.3

Franklin Mutual Advisers, Inc.
     51 John F. Kennedy Parkway
     Short Hills, New Jersey  07078                      706,442          11.3
Ronald Baron, BAMCO, Inc. and Baron Capital
     Management, Inc.
     450 Park Avenue, New York, New York  10022          641,209          10.3
--------------------------

1   This table does not reflect carried interests in the profits of Alexander's
Tower LLC under the Alexander's Tower LLC Omnibus Award Plan.

2   Steven Roth is the beneficial owner of 16,705,900 shares of Vornado Realty
Trust (equal to 18.7% of the share capital).

3   Interstate, a partnership of which Messrs. Roth, Wight and Mandelbaum are the three general partners, owns 12,443,000 shares of Vornado Realty Trust (equal to 14.3% of the share capital, which is included in Mr. Roth's 18.7% beneficial ownership of Vornado in footnote No. 2 above). Messrs. Roth, Wight and Mandelbaum share voting power and investment power with respect to these shares.

* Less than 1%.

                     SUMMARY OF THE LLC GOVERNING DOCUMENTS

          The following is a brief summary of portions of the limited liability company agreements for us and for Alexander's Tower Operating LLC.

Organization and Business

          We were formed on December 14, 2000 as a Delaware limited liability company for the purposes of:

     o    acquiring, developing, financing and selling the residential portion;

     o acquiring, holding, developing, financing, leasing, operating, managing, maintaining and selling real estate generally; and

     o conducting any other business which our Board of Managers deems appropriate.

          On December 14, 2000, we formed Alexander's Tower Operating LLC as a Delaware limited liability company for the sole purpose of acquiring, developing, financing and selling the residential portion. We are the sole member of Alexander's Tower Operating LLC.

          Each of Alexander's Tower LLC and Alexander's Tower Operating LLC will continue in existence until dissolved in accordance with its limited liability company agreement.

          We have no subsidiaries other than Alexander's Tower Operating LLC.

Management

          We are managed by a Board of Managers which has broad powers to do all things necessary to accomplish our business purposes. Our limited liability company agreement provides that we maintain a board of six managers, with three of our managers being independent managers.

          An independent manager is any person who has no relationship that, in the opinion of the Board of Managers, would interfere with the exercise of independent judgment in carrying out the responsibilities of a manager and who:

          1. has not been employed by us or any of our affiliates for the current year or any of the past three years;

          2. has not accepted any compensation from us or any of our affiliates in excess of $60,000 during the previous fiscal year, other than compensation for Board service, benefits under a tax-qualified retirement plan, or non-discretionary compensation;

          3. is not a member of the immediate family of an individual who is, or has been in any of the past three years, employed by us or any of our affiliates as an executive officer. Immediate family includes a person's spouse, parents, children, siblings, parents-in-law, sons- and daughters-in-law, brothers- and sisters-in-law, and anyone who resides in the person's home;

          4. is not a partner, or a controlling shareholder or executive officer of, any for-profit business organization to which we made, or from which we received, payments (other than those arising solely from investments in our LLC interests) that exceeded five percent of that business organization's or our consolidated gross revenues for that year, or $200,000, whichever is more, in any of the past three years; and

          5. is not employed as an executive of another entity where any of our executives serve on that entity's compensation committee.

          All members of the Board of Managers are elected by the holders of LLC interests to serve for a one-year term and until their respective successors are elected and qualified. There is no limit on the number of terms that a manager may serve. Any vacancy on our Board of Managers may be filled by the remaining majority of our Board of Managers and that manager will serve until his or her successor is elected and qualified. See "Management -- Board of Managers" for more information on the persons who currently comprise our Board of Managers.

          Alexander's Tower Operating LLC's limited liability company agreement provides that following the distribution it will be managed solely by Alexander's. As manager, Alexander's will have broad discretion to do all things necessary to accomplish the business purposes of Alexander's Tower Operating LLC. Our limited liability company agreement provides that, without the affirmative vote of 70% of our outstanding LLC interests, we cannot amend Alexander's Tower Operating LLC's limited liability company agreement to replace Alexander's as manager or in any other way limit the ability of Alexander's to act as sole manager of Alexander's Tower Operating LLC. Since certain beneficial owners of Alexander's will own in excess of 30% of the LLC interests, absent fraud or negligence Alexander's effectively cannot be removed from the management of Alexander's Tower LLC.

Issuance of Additional LLC Interests or Other Securities

          We may issue additional LLC interests or other securities of Alexander's Tower LLC from time to time to holders of LLC interests or additional investors. There is no limit to the number of LLC interests or additional classes of LLC interests that we may issue nor is any vote of holder of LLC investors required. Our Board of Managers has the power, without any further action by our holders of LLC interests, to issue securities with any designations, preferences and relative, participating or other special rights, powers and duties, including rights, powers and duties senior to the LLC interests, that the Board may designate.

          Alexander's Tower Operating LLC may not issue any additional LLC interests to anyone other than Alexander's Tower LLC.

Allocations and Distributions

          Allocations of Alexander's Tower LLC's profits and losses will generally be made to the LLC's members proportionally in accordance with their relative LLC interests and will be credited or charged to the members' capital accounts. To the extent that carried interest awards, as described above in "Management -- The Alexander's Tower LLC Omnibus Award Plan," are granted, a portion of Alexander's Tower LLC's profits and losses will be allocated to the holders of these awards in accordance with their terms. See "Management -- Executive Compensation" for information about grants under this plan to date.

          Our limited liability company agreement does not require us to make any distributions to the holders of LLC interests, but our Board of Managers may, and intends to, from time to time, in its sole discretion and consistent with Delaware law, distribute all or a portion of the capital or retained earnings of Alexander's Tower LLC to the holders of LLC interests when available. Our Board of Managers, however, intends to evaluate all available opportunities and may determine to retain some or all of those funds to make other investments, likely in real estate. If and when our Board determines to do so, we will provide you with the information about those investments that is required under applicable law. Any distributions will be shared by our holders of LLC interests in proportion to the number of LLC interests they hold compared to the total number of outstanding LLC interests. To the extent that options, LLC interest appreciation rights, performance LLC interests, restricted LLC interests or carried interest awards are granted, a portion of the distributions may be made to the holders of these awards in accordance with their terms. See "Policy for Distributions on LLC Interests" for more information about possible distributions with respect to the LLC interests.

          Alexander's Tower Operating LLC's limited liability company agreement provides that the Board of Managers can direct Alexander's, as manager, to cause Alexander's Tower Operating LLC to distribute to us any cash in excess of expenses and costs of development and financing generated from development of the residential portion, the sale of residential condominium units or otherwise.

Transfer of LLC interests

          LLC interests held by persons who are not affiliates of Alexander's Tower LLC are freely transferable. We have applied to have the LLC interests quoted on the Nasdaq National Market under the symbol "ALXT." Upon transfer of any LLC interests, the transferee will automatically become a member of Alexander's Tower LLC.

Meetings and Voting

          An annual meeting of holders of LLC interests will be held on the fourth Wednesday of May or such other time as the Board of Managers determines. A special meeting of the holders of LLC interests may be called only by the Board of Managers. The holders of LLC interests may act only at a meeting duly called by the Board of Managers and may not act by written consent.

          A quorum of holders of LLC interests must be present in person or by proxy for any business to be transacted at a meeting of holders of LLC interests. Holders of LLC interests representing at least a majority of the LLC interests outstanding constitute a quorum for the purpose of meetings.

          Holders of a majority of the outstanding LLC interests may approve any item submitted for a vote at a meeting, except that the affirmative vote of holders of at least 70% of the outstanding LLC interests is required to approve:

     o    an amendment to our limited liability company agreement;

     o an amendment to Alexander's Tower Operating LLC's limited liability company agreement which would replace Alexander's as the manager of Alexander's Tower Operating LLC or in any other way limit the power of Alexander's to act as sole manager of Alexander's Tower Operating LLC;

     o    a dissolution of Alexander's Tower LLC; or

     o    a merger, consolidation or conversion of Alexander's Tower LLC.

Limited Liability and Indemnification

          Except as required by the Delaware Limited Liability Company Act, our members and managers are not personally obligated for any debt, obligation or liability of any kind of Alexander's Tower LLC solely by reason of being a member or acting as a manager of Alexander's Tower LLC.

          Our limited liability company agreement provides that, to the fullest extent of the law, we will indemnify our members, managers and officers, as well as people acting on their behalf, for any losses, damages or claims that may be incurred by them by reason of their good faith acts or omissions on behalf of Alexander's Tower LLC. The officers and members of the Board of Managers of Alexander's Tower LLC are insured under policies of insurance maintained by Alexander's Tower LLC, subject to the limits of the policies, against losses arising from any claim made against them by reason of being or having been officers or managers of Alexander's Tower LLC. In addition, Alexander's, Inc. has entered into indemnification agreements with all of our officers and the members of our Board of Managers providing that Alexander's will indemnify these individuals to the full extent authorized or permitted by law for damages suffered by reason of the fact that any of these individuals is or was an officer or manager of Alexander's Tower LLC or is or was serving at the request of Alexander's Tower LLC as a director or officer of another corporation or enterprise.

Outside Business

          Our limited liability company agreement provides that our managers and any of their affiliates may engage in or possess an interest in other business ventures of any nature or description, independently or with others, similar or dissimilar to our business and we will have no right in and to these independent ventures or profits derived from these ventures. While the pursuit of these ventures, even if competitive with our business, will not be deemed wrongful or improper, we do not intend at this time to engage in any other activities. Neither our managers nor any of their affiliates is obligated to present any particular business opportunity to us, even if this opportunity is of a character that can be taken by us. Our managers or any of their affiliates have the right to take for their own account or to recommend to others any particular business opportunity. The "corporate opportunity doctrine" shall not apply to our managers or any of their affiliates as that doctrine may have otherwise applied with respect to us.

                              CERTAIN TRANSACTIONS

          Potential Conflicts of Interest with Alexander's and Vornado. As a result of our relationships with Alexander's and Vornado, our interests could conflict with those of Alexander's and/or Vornado during the course of the joint development of the residential portion and commercial portion. These conflicts could involve joint decisions to be made concerning the development of the residential portion and the commercial portion, such as the construction, design and structure of the building, the size, purpose, timing and parameters of the development of the building, the financing, management and marketing of the proposed building, the relative sizes of the commercial and residential portions, whether we resell any of our developable space to Alexander's under the option held by Alexander's and the allocation of costs and expenses of all of the foregoing. Conflicts of interest also may arise in other areas, including actual and potential competition between business activities conducted or sought to be conducted by us Alexander's or Vornado, and operating decisions, such as borrowings and sales and acquisitions of assets. In addition, these conflicts may intensify as a result of the role of Alexander's as non-member manager of Alexander's Tower Operating LLC. See "Business -- Conflicts of Interest" for more information about these matters.

          Mortgages on the Residential Portion. Seven Thirty One Limited Partnership sold the residential parcel to its affiliate, 59th Street Corporation, in exchange for 1,000 shares of common stock of 59th Street Corporation, an option to repurchase the residential parcel and an undertaking to repay certain debt. That sale was subject to existing indebtedness secured by mortgages encumbering the residential parcel to First Union in the amount of approximately $20 million and to Vornado Lending L.L.C. in the amount of approximately $119 million. Subsequent to the sale, Alexander's repaid $10 million of the outstanding principal amount of the First Union Debt. 59th Street Corporation has undertaken to repay the First Union indebtedness and $30 million of the Vornado indebtedness. The assumption of the obligation to repay the First Union loan and a portion of the Vornado loan was in furtherance of the maintenance of the qualification of Alexander's to be taxed as a REIT. Prior to the effective date of this Registration Statement, 59th Street Corporation will contribute the residential parcel to us in exchange for 6,224,645 LLC interests. The contribution of the residential parcel will be made subject to the existing mortgage lien on the property held by First Union and subordinate mortgages securing the Vornado Lending L.L.C. loans and the undertaking to repay a portion of these loans. However, prior to the effective date of this Registration Statement, Alexander's will agree to indemnify us with respect to all amounts due and owing under the First Union and Vornado loans. Accordingly, Alexander's Tower LLC has no debt in its pro forma financial statements. See "Risk Factors --Risks Associated with Development and Financing of the Residential Portion -- Our Residential Portion Will Secure Existing Debt" for more information about the risks of these arrangements.

          Financing Arrangements. We expect that the development of the residential portion and the commercial portion will be financed either by (a) two construction loans having parallel terms or (b) one loan with two borrowers, Alexander's Tower Operating LLC and Seven Thirty One Limited Partnership, where each of the borrowers would mortgage its assets as collateral security. In the case of two loans, we would expect to cross-collateralize the loans so that the residential portion would be mortgaged as additional collateral for the construction loan relating to the commercial portion, which also would be mortgaged as additional collateral for the construction loan relating to the residential portion. The loans also are expected to have cross-default provisions, so that a default of one loan would cause a default in the other. Any default under either loan could cause the lenders to seize the collateral, including the residential portion, if the default is not cured within the applicable cure period. We would be obligated to repay or pay down the loans before paying any distributions to the holders of LLC interests. We intend to make cash distributions to the holders of LLC interests when we have funds available to pay cash distributions. However, we may consider other available business opportunities and determine to retain some or all of the funds available for distribution to make other investments, likely in real estate. The terms of any financing have not yet been determined. We may choose to finance the development of the residential portion in a different manner than described in this paragraph. In addition, any financing may contain covenants and obligations which can be enforced against us and/or Alexander's Tower Operating LLC. The loans may contain terms requiring affiliates of Alexander's Tower LLC to guarantee aspects or amounts of the loans for which we may be obligated to compensate those affiliates. See "Risk Factors -- Risks Associated with Development and Financing of the Residential Portion -- Our Property Will Secure Financing for the Entire Proposed Building" and "-- We Have Limited Financial Resources" for more information about the risks of these arrangements.

          Compensation Arrangements. Alexander's Tower LLC intends to enter into a number of compensation arrangements with members of the Board of Managers and officers of Alexander's. See "Management--Executive Compensation" for more information about these arrangements.

                        FEDERAL INCOME TAX CONSIDERATIONS

          The following is a summary of material federal income tax considerations associated with the distribution of LLC interests and the ownership of the LLC interests. It assumes that the only activity of Alexander's Tower LLC will be to develop the residential portion as condominium units for sale to the public. This summary is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings, and court decisions, all as currently in effect and all subject to change at any time, perhaps with retroactive effect. This summary does not purport to deal with the federal income or other tax consequences applicable to all of the shareholders of Alexander's or Vornado or partners of Vornado Realty L.P. in light of their particular circumstances or to all categories of investors, including banks, life insurance companies, tax-exempt entities, and foreign corporations and persons that are not citizens or residents of the United States, some of which may be subject to special rules. Accordingly, this summary is not tax advice. Moreover, the tax consequences described in this section may be challenged by the Internal Revenue Service.

          All shareholders of Alexander's and Vornado and partners of Vornado Realty L.P. are urged to consult their own tax advisors as to the particular tax consequences of the distribution of LLC interests to them, including the application of state, local, and foreign tax laws.

          As used in this section, the term "U.S. person" means (a) an individual citizen or resident of the United States, (b) a corporation or partnership created or organized under the laws of the United States or a political subdivision of the United States, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (d) a trust subject to the primary supervision of a United States court and the control of one or more United States persons. The term "non-U.S. person" means a person that is not a U.S. person.

          The term "tax-exempt entity" means a person that is exempt from U.S. federal income taxation by reason of Section 501(a) of the Internal Revenue Code except to the extent of its receipt of "unrelated business taxable income" as defined in Section 512(a) of the Internal Revenue Code, which we call "UBTI."

          References to "Alexander's" in this section include Seven Thirty One Limited Partnership and other directly or indirectly wholly owned affiliates of Alexander's. References to "Alexander's Tower LLC" in this section include Alexander's Tower Operating LLC.

The Distribution of LLC Interests

          Income Recognition by Alexander's as a Result of the LLC Interest Distribution and Related Transactions. The transfer of LLC interests to Alexander's by 59th Street Corporation will be treated as a distribution to Alexander's in the amount of the excess of the fair market value of the LLC interests distributed over the settlement amount, if any, of Alexander's option to repurchase the residential portion and will be treated as payment in settlement of the option to the extent, if any, of the option settlement amount. The portion of the distribution made out of 59th Street Corporation's current or accumulated earnings and profits, including any earnings and profits generated by the transfer of the LLC interests by 59th Street Corporation to its shareholders, will be taken into account by Alexander's as ordinary income and will not be eligible for the dividends received deduction. The amount of this income, if any, will generally increase Alexander's current earnings and profits for the year 2001. The portion of the distribution in excess of the current and accumulated earnings and profits of 59th Street Corporation will not be taxable to Alexander's to the extent of Alexander's adjusted basis in its shares of 59th Street Corporation, but rather will reduce its adjusted basis in these shares. To the extent that the portion of the



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distribution in excess of 59th Street Corporation's current and accumulated earnings and profits exceeds Alexander's adjusted basis in its shares of 59th Street Corporation, this excess will be treated as short-term capital gain to Alexander's if the shares have been held by Alexander's for one year or less. The payment in settlement of the option, if any, will be treated as short-term capital gain to Alexander's if the option has been held by Alexander's for one year or less and will generally increase Alexander's current earnings and profits for the year 2001.

          Taxation of Taxable U.S. Shareholders of Alexander's as a Result of the LLC Interest Distribution. The distribution of LLC interests by Alexander's to a shareholder that is a U.S. person will be treated as a distribution in the amount of the fair market value of the LLC interests distributed plus any cash received in lieu of fractional LLC interests, and the shareholder will receive a basis in the LLC interests equal to the fair market value of the LLC interests at the time of the LLC interest distribution increased by its share of Alexander's Tower LLC's liabilities. As long as Alexander's qualifies as a REIT, the portion of the LLC interest distribution designated by Alexander's as a capital gain dividend in an amount not greater than Alexander's net capital gain for the taxable year, including capital gain recognized by Alexander's in connection with the transfer of the residential portion by Alexander's to 59th Street Corporation, generally will be taken into account by Alexander's taxable U.S. shareholders as long-term capital gain, without regard to the period for which the shareholder has held Alexander's shares. In the case of non-corporate U.S. shareholders, long-term capital gains generally will be subject to U.S. federal income tax at preferential rates. U.S. shareholders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income.

          The portion of the LLC interest distribution not designated as a capital gain dividend and made out of Alexander's current or accumulated earnings and profits, including earnings and profits generated by the transfer of the LLC interests from 59th Street Corporation to Alexander's, will be taken into account by Alexander's taxable U.S. shareholders as ordinary income and, for corporate U.S. shareholders, including Vornado, will not be eligible for the dividends received deduction. The portion of the LLC interest distribution in excess of Alexander's current and accumulated earnings and profits will not be taxable to a taxable U.S. shareholder to the extent of the shareholder's adjusted basis in its Alexander's shares, but rather will reduce its adjusted basis in those shares. To the extent that the portion of the LLC interest distribution in excess of Alexander's current and accumulated earnings and profits exceeds a U.S. shareholder's adjusted basis in its Alexander's shares, this excess will be treated as capital gain to the shareholder if it has held the Alexander's shares as a capital asset. Any gain of this kind will be short-term capital gain if the shares have been held for one year or less, and it will be long-term capital gain if the shares have been held for more than one year.

          Taxation of Tax-Exempt Shareholders of Alexander's as a Result of the LLC Interest Distribution. The LLC interest distribution should not result in UBTI to an Alexander's shareholder that is a tax-exempt entity, provided that the tax-exempt shareholder has not financed the acquisition of its Alexander's shares with "acquisition indebtedness", within the meaning of the Internal Revenue Code, and the Alexander's shares are not otherwise held or used in connection with an unrelated trade or business of the tax-exempt shareholder. In addition, certain pension trusts that own more than 10% of a "pension-held REIT" must report a portion of the dividends that they receive from a pension-held REIT as UBTI. Alexander's has not been and does not expect to be treated as a pension-held REIT for purposes of this rule.

          Taxation of Non-U.S. Shareholders of Alexander's as a Result of the LLC Interest Distribution. The rules governing the United States federal income taxation of non-U.S. persons are complex, and no attempt will be made in this information statement to provide more than a summary of these rules. Accordingly, Alexander's shareholders that are non-U.S. persons should consult their own tax advisors to determine the impact of federal, state, and local tax laws with regard to the LLC interest




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distribution, including any reporting requirements. In general, as is the case with a taxable U.S. shareholder, the LLC interest distribution will be treated as a distribution whose amount equals the fair market value of the LLC interests distributed plus any cash in lieu of fractional LLC interests, and a non-U.S. shareholder will receive a basis in its LLC interests equal to the fair market value of the LLC interests at the time of the LLC interest distribution increased by its share of Alexander's Tower LLC's liabilities.

          In addition, however, the LLC interest distribution will be treated as gain from the sale of a United States real property interest under Section 897 of the Internal Revenue Code to the extent attributable to gain recognized by Alexander's in connection with the transfer of the residential portion by Alexander's to 59th Street Corporation or the transfer of LLC interests to Alexander's by 59th Street Corporation. Accordingly, each non-U.S. shareholder will be subject to U.S. tax on its proportional share of this gain as though the gain was effectively connected with a United States trade or business of the non-U.S. shareholder. Alexander's is required under the Internal Revenue Code to withhold 35% of any distribution to a non-U.S. shareholder that is attributable to gain of this kind. The amount so withheld is creditable against the non-U.S. shareholder's U.S. tax liability.

          The portion of the LLC interest distribution that is not treated as gain from the sale of a United States real property interest will be treated as an ordinary income dividend to the extent that it is treated as made out of the current or accumulated earnings and profits of Alexander's under the rules described above under the heading "-- Taxation of Taxable U.S. Shareholders of Alexander's as a Result of the LLC Interest Distribution." The portion of the LLC interest distribution that is treated as an ordinary income dividend ordinarily will be subject to a withholding tax equal to 30% of the gross amount of this portion, unless an applicable tax treaty reduces or eliminates that tax. Alexander's expects to withhold U.S. income tax at the rate of 30% on the dividend portion of the LLC interest distribution made to a non-U.S. shareholder unless (a) a lower treaty rate applies and the non-U.S. shareholder has filed a completed IRS Form W-8BEN with Alexander's or (b) the non-U.S. shareholder has filed a completed IRS Form W-8ECI with Alexander's claiming that the LLC interest distribution is effectively connected with the non-U.S. shareholder's conduct of a U.S. trade or business. The portion of the LLC interest distribution that is in excess of Alexander's current and accumulated earnings and profits will be subject to a 10% withholding requirement but will not be taxable to a non-U.S. shareholder to the extent that this portion does not in fact exceed the shareholder's adjusted basis in its Alexander's shares, but rather will reduce the adjusted basis of those shares. To the extent that the portion of the distribution in excess of Alexander's current and accumulated earnings and profits exceeds a non-U.S. shareholder's adjusted basis in its Alexander's shares, this excess will give rise to tax liability if the non-U.S. shareholder otherwise would be subject to tax on any gain from the sale or disposition of its Alexander's shares. Provided that Alexander's is a "domestically controlled REIT" for federal income tax purposes, a non-U.S. shareholder would be subject to taxation on gain from a sale or disposition of Alexander's shares only if (a) the investment in the Alexander's shares were treated as effectively connected with the non-U.S. shareholder's U.S. trade or business, in which case the non-U.S. shareholder would be subject to the same treatment as a U.S. shareholder with respect to the gain or (b) the non-U.S. shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year of the sale or disposition and either the individual has a "tax home" in the United States or the gain is attributable to an office or other fixed place of business maintained by the individual in the United States. Alexander's believes that it is and will continue to be a "domestically controlled REIT" for federal income tax purposes.

          As Alexander's will not be able to determine, at the time of the LLC interest distribution, the portion of the LLC interest distribution, if any, that will be in excess of its current and accumulated earnings and profits allocated to the LLC interest distribution, the LLC interest distribution will be subject to withholding as though the entire LLC interest distribution, apart from any portion designated as a




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


capital gain dividend or otherwise determined to be attributable to the disposition of a U.S. real property interest, were an ordinary income dividend. However, if it is subsequently determined that a portion of the distribution was, in fact, not in excess of Alexander's current and accumulated earnings and profits allocable to the distribution, a non-U.S. shareholder may seek a refund of that amount from the IRS.

          Amounts required to be withheld from payments to non-U.S. shareholders will be collected by converting a portion of the LLC interests to be distributed into cash.

          Taxation of Vornado Realty L.P. and its Partners. The distribution of LLC interests by Alexander's to Vornado Realty L.P. will be treated as a distribution in the amount of the fair market value of the LLC interests distributed plus any cash received in lieu of fractional LLC interests, and Vornado Realty L.P. will receive a basis in the LLC interests equal to the fair market value of the LLC interests at the time of the distribution increased by its share of Alexander's Tower LLC's liabilities, if any.

          Vornado Realty L.P., as an entity, is not subject to federal income tax. The partners of Vornado Realty L.P. will take into account their distributive shares of the gain and income of Vornado Realty L.P. in connection with the distribution of LLC interests by Alexander's to Vornado Realty L.P. as explained in this paragraph. As long as Alexander's qualifies as a REIT, the portion of the distribution designated by Alexander's as a capital gain dividend, up to Alexander's net capital gain in the taxable year including capital gain recognized by Alexander's in connection with the transfer of the residential portion by Alexander's to 59th Street Corporation, generally will be treated as long term capital gain to the partners of Vornado Realty L.P., without regard to the period for which Vornado Realty L.P. has held Alexander's shares. The portion of the distribution not designated as a capital gain dividend and made out of Alexander's current or accumulated earnings and profits, including earnings and profits generated by the transfer of the LLC interests from 59th Street Corporation to Alexander's, will be treated as ordinary income to the partners of Vornado Realty L.P. The portion of the distribution in excess of Alexander's current or accumulated earnings and profits will be treated as return of capital to Vornado Realty L.P., but only to the extent of Vornado Realty L.P.'s adjusted basis in its Alexander's shares, and will reduce its adjusted basis in those shares. To the extent that the portion of the distribution in excess of Alexander's current or accumulated earnings and profits exceeds Vornado Realty L.P.'s adjusted basis in its Alexander's shares, this excess will generally be treated as long-term capital gain to the partners of Vornado Realty L.P.

          Partners of Vornado Realty L.P. that are tax-exempt entities will be subject to federal income taxation in substantially the same manner as the tax-exempt shareholders of Alexander's, and partners of Vornado Realty L.P. that are non-U.S. persons will be subject to federal income taxation in substantially the same manner as the non-U.S. shareholders of Alexander's. In both cases, partners of Vornado Realty L.P. will take into account their own distributive shares of the income and gain of Vornado Realty L.P.

          Vornado Realty L.P. intends to distribute the LLC interests it receives from Alexander's to its common limited partners, including Vornado. Generally, a common limited partner will not recognize any gain or loss upon the receipt of the LLC interests. However, we expect that the LLC interests will be considered "marketable securities" within the meaning of Section 731(c) of the Internal Revenue Code, and accordingly, if the fair market value of the LLC interests received by a common limited partner exceeds the adjusted basis of the partner's interest in Vornado Realty L.P. immediately before the distribution, the partner may recognize gain to the extent of the excess. A common limited partner's basis in the LLC interests received will be equal to its allocable share of Vornado Realty L.P.'s aggregate basis in all of its LLC interests, increased by any gain recognized by this partner upon receipt of the LLC interests. A common limited partner's tax basis in its common units of Vornado Realty L.P. will be reduced by the fair market value of the LLC interests received. However, if the fair market value



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


of the LLC interests distributed to a common limited partner is greater than this partner's tax basis in its common units of Vornado Realty L.P., the partner's tax basis in those common units will be reduced to zero.

          Taxation of Vornado and its Shareholders. Vornado intends to distribute all of the LLC interests it receives to its own common shareholders, and intends to make additional distributions to its shareholders for the year 2001. As a result, Vornado does not expect that its inclusion of its distributive share of income and gain of Vornado Realty L.P. in connection with the LLC interest distribution will result in additional tax to Vornado. No additional income, gain or loss will be recognized by Vornado upon the distribution of the LLC interests to its shareholders.

          The distribution of LLC interests by Vornado to its own shareholders that are U.S. persons will be treated as a distribution in the amount of the fair market value of the LLC interests distributed plus any cash received in lieu of fractional LLC interests. A shareholder of Vornado that is a U.S. person will receive a basis in the LLC interests equal to the fair market value of the LLC interests at the time of the distribution increased by its share, if any, of Alexander's Tower LLC's liabilities. As long as Vornado qualifies as a REIT, the portion of the distribution designated by Vornado as a capital gain dividend generally will be taken into account by Vornado's taxable shareholders that are U.S. persons as long term capital gain, but only to the extent of Vornado's net capital gain for the taxable year, including the capital gain recognized by Vornado in connection with the distribution of LLC interests by Alexander's to Vornado Realty L.P. The portion of the distribution designated by Vornado as a capital gain dividend will be taxable to Vornado's taxable shareholders that are U.S. persons as gain from the sale or exchange of a capital asset held for more than one year, without regard to the period for which the shareholder has held its Vornado shares. In the case of non-corporate shareholders that are U.S. persons, long-term capital gains generally will be subject to U.S. federal income tax at preferential rates.

          The portion of the distribution of LLC interests by Vornado not designated as a capital gain and made out of Vornado's current or accumulated earnings and profits, including earnings and profits generated by the distribution of LLC interests from Alexander's to Vornado Realty L.P., will be taken into account by Vornado's taxable shareholders that are U.S. persons as ordinary income and, for corporate shareholders that are U.S. persons, will not be eligible for the dividends received deduction. The portion of the distribution in excess of Vornado's current and accumulated earnings and profits will not be taxable to a taxable shareholder that is a U.S. person to the extent of the shareholder's adjusted basis in its Vornado shares, but rather will reduce the adjusted basis of those shares. To the extent that the portion of the distribution of LLC interests by Vornado in excess of Vornado's current or accumulated earnings and profits exceeds the taxable U.S. shareholder's adjusted basis in its Vornado shares, that excess will be treated as capital gain to the shareholder if the Vornado shares are held as a capital asset. Any gain of this kind will be short-term capital gain if the shares have been held for one year or less, and it will be long-term capital gain if the shares have been held for more than one year.

          The tax-exempt shareholders of Vornado will be subject to federal income taxation in substantially the same manner as the tax-exempt shareholders of Alexander's, and the non-U.S. shareholders of Vornado will be subject to federal income taxation in substantially the same manner as the non-U.S. shareholders of Alexander's.

Taxation of Alexander's Tower LLC and Holders of LLC Interests

          Partnership Status. Alexander's Tower LLC will be classified as a partnership for federal income tax purposes. Because Alexander's Tower LLC will be considered publicly traded, it will be taxed as a corporation unless at least 90 percent of its gross income consists of certain "qualifying income." Qualifying income generally includes gain from the sale of real property, including property



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held by Alexander's Tower LLC primarily for sale to customers in the ordinary course of its trade or business, which is called "dealer" property, and real property rents. We believe that Alexander's Tower LLC will generate sufficient qualifying income, and therefore, will not be taxed as a corporation. If Alexander's Tower LLC were taxed as a corporation, Alexander's Tower LLC would be subject to tax on its income at the rates applicable to corporations, without deduction for any distributions to its members, and all or a portion of any distributions by Alexander's Tower LLC to its members would be taxed to the members as dividends or capital gains. The balance of this discussion will assume that Alexander's Tower LLC will be taxed as a partnership.

          Holders of LLC Interests, Rather than Alexander's Tower LLC, Will Be Subject to Federal Income Tax. Alexander's Tower LLC, as an entity, will not be subject to federal income tax. Each holder of LLC interests, in computing its federal income tax liability for a taxable year, will be required to take into account its distributive share of all items of Alexander's Tower LLC's income, gain, loss, deduction and credit for the taxable year of Alexander's Tower LLC ending within or with that taxable year of the holder, regardless of whether the holder has actually received any distributions from Alexander's Tower LLC. Thus, the tax liability of a holder of LLC interests may exceed the cash distributed to the holder in a particular year. The characterization of an item of income or loss, e.g., as capital gain or ordinary income, will usually be determined at the level of Alexander's Tower LLC.

          We expect to use the proceeds of residential condominium unit sales to pay off debt of the residential portion, including debt whose proceeds are used to develop the commercial portion of the site retained by Alexander's. In addition, we do not intend to make distributions corresponding to any tax liability holders of LLC interests may have as a result of holding LLC interests. As a result, holders of LLC interests may have ordinary income as a result of these residential condominium unit sales but they may not receive cash distributions in respect of these sales.

          Allocation of Alexander's Tower LLC's Profits and Losses. For federal income tax purposes, an LLC interest holder's distributive share of items of Alexander's Tower LLC's income, gain, loss, deduction and credit will be determined by Alexander's Tower LLC's limited liability company agreement, unless an allocation under the agreement does not have "substantial economic effect," in which case the allocations will be determined in accordance with the holder's interests in Alexander's Tower LLC. Under Alexander's Tower LLC's limited liability company agreement, Alexander's Tower LLC's items of income, gain, loss, deduction and credit are generally allocated to holders of LLC interests in proportion to the LLC interests held by them, except to the extent of allocations to holders of "carried interest" awards or other compensatory interests. These allocations should be sustained either as having substantial economic effect or as being in accordance with the holder's interests in Alexander's Tower LLC.

          If the allocations provided by Alexander's Tower LLC's limited liability company agreement were successfully challenged by the IRS, the amount of income or loss allocated to holders of LLC interests for federal income tax purposes under the agreement could be increased or reduced or the character of the income or loss could be modified.

          Tax Elections. The Internal Revenue Code provides for optional adjustments to the basis of Alexander's Tower LLC's property upon distributions of property to a holder of LLC interests (Section 734) and transfers of LLC interests (Section 743), provided that Alexander's Tower LLC has made an election under Section 754. As a result of the complexities and added expenses of the tax accounting required to implement this election, the Board of Managers may not make a Section 754 election.

          If Alexander's Tower LLC does not make a Section 754 election, persons who purchase LLC interests at a time when their outside basis for their LLC interest, based on their purchase price,



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exceeds their share of Alexander's Tower LLC's inside basis in its property have to include income on the disposition of residential condominium units based on their lower inside basis in Alexander's Tower LLC's property.

          Accounting Method and Long-term Contracts. Alexander's Tower LLC will file its information returns using the cash or accrual method of accounting, as determined by the manager. When we enter into contracts to build condominium units, we expect these contracts to be considered "long-term contracts" within the meaning of Section 460(f) of the Internal Revenue Code and to be subject to the percentage of completion method. Under the percentage of completion method, a member must include in income its share of the portion of the estimated total contract price that corresponds to the percentage of the entire contract that we have completed during the current taxable year, regardless of whether we actually receive any cash proceeds under these contracts. The percentage of completion is determined by comparing allocable contract costs incurred with estimated total allocable contract costs. Additionally, under the percentage of completion method, a member deducts the allocable contract costs incurred during the current year in computing taxable income.

          Under this method of accounting, members can be required to include their allocable portion of the taxable income on a condominium sales contract before the LLC receives any cash payment under the contract.

          When a long-term contract is completed, we will generally be required to recalculate prior years' income under a "look-back method" by using actual total contract price and actual total contract costs, rather than estimated total contract price and estimated total contract costs. If we overestimated contract income in a prior year, a member will be entitled to interest on its share of the resulting overpayment of tax. On the other hand, if we underestimated contract income for a prior year, a member will owe interest on its share of the underpayment of tax. This "look-back method" also applies in any taxable year subsequent to the completion of a long-term contract if, in the taxable year, there are taken into account any increases or decreases in either total contract price or total contract costs, to the extent those increases or decreases were not previously taken into account under the percentage of completion method.

          Taxable Year. Alexander's Tower LLC will have the calendar year as its taxable year.

          Sale of LLC Interests. Gain or loss will be recognized by a holder of LLC interests upon the sale of its LLC interests in an amount equal to the difference between the amount realized on the sale and the tax basis of the holder allocable to the LLC interests sold. Ordinarily, except to the extent attributable to inventory items or unrealized receivables as determined under
Section 751 of the Internal Revenue Code, this gain or loss would be capital gain or loss if the LLC interests have been held as a capital asset. It would be long-term capital gain or loss if the holder's holding period in its LLC interests is more than one year and short-term capital gain or loss if the holder's holding period is one year or less.

          However, we expect to develop the residential portion as residential condominium units to be sold to the public. We expect that the residential condominium units will be considered "dealer" property and therefore inventory items in the hands of Alexander's Tower LLC. We therefore expect that once "dealer" activity is considered to have commenced, all or substantially all of any gain or loss recognized by a holder of LLC interests on the sale of its LLC interests will be treated as ordinary income or loss to the holder.

          Cash Distributions. If cash distributions by Alexander's Tower LLC to a holder of LLC interests exceed the holder's adjusted tax basis in its LLC interests, the excess will be taxable to the holder as though it were a gain from a sale of its LLC interests. A loss will only be recognized by a



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holder of LLC interests who receives only cash, unrealized receivables, or inventory items in liquidation of the holder's entire interest in Alexander's Tower LLC. In this case, the holder would recognize loss to the extent of the excess of its adjusted basis in Alexander's Tower LLC over the sum of the cash received and the holder's basis in the unrealized receivables and inventory items. For these purposes, any decrease in an LLC interest holder's share of nonrecourse debt of Alexander's Tower LLC would be treated as if cash in a like amount were distributed to the holder.

          Generally, if a holder of LLC interests is not a "dealer" with respect to its interest in Alexander's Tower LLC and the holder has held its LLC interests in Alexander's Tower LLC for more than one year, this gain or loss would be long-term capital gain or loss. However, to the extent that a portion of a distribution of cash is considered as received in exchange for an LLC interest holder's share of Alexander's Tower LLC's unrealized receivables or substantially appreciated inventory items, including residential condominium units owned by Alexander's Tower LLC, Section 751 of the Internal Revenue Code might operate to transform non-taxable distributions into taxable distributions and/or to convert capital gain into ordinary income. Under these rules, if cash distributions to a holder of LLC interests exceed the holder's adjusted tax basis in its LLC interests, all or substantially all of the gain may be ordinary income to the holder.

          Tax Basis. Generally, an LLC interest holder's initial tax basis in its LLC interests will be (a) in the case of a holder who receives the LLC interests in connection with the LLC interest distribution, the fair market value of the LLC interests on the effective date of the LLC interest distribution increased by its share, if any, of Alexander's Tower LLC's nonrecourse liabilities, and (b) in the case of a holder who purchases its LLC interests, the amount paid for its LLC interests increased by its share, if any, of the nonrecourse liabilities of Alexander's Tower LLC. A holder's adjusted tax basis in its LLC interests will be its initial tax basis reduced by its share of Alexander's Tower LLC's distributions, losses, and deductions and any decrease in its share of nonrecourse liabilities of Alexander's Tower LLC, and increased by any subsequent contributions and its share of Alexander's Tower LLC's income, including gains, and any increase in its share of nonrecourse liabilities of Alexander's Tower LLC.

          Limitations on Deductibility of Alexander's Tower LLC's Losses. The amount of any loss, including capital loss, realized by Alexander's Tower LLC that a holder of LLC interests will be entitled to take into account for federal income tax purposes is generally limited to the tax basis of the holder's LLC interests as of the end of Alexander's Tower LLC's taxable year in which the loss occurred. In the case of certain holders of LLC interests, including individuals and certain closely held corporations, however, the amount of any loss, including capital loss, realized by Alexander's Tower LLC that the holder will be entitled to take into account for federal income tax purposes is generally limited to the amounts for which the holder is "at risk" as described in the next paragraph, if a lesser amount, as of the end of Alexander's Tower LLC's taxable year in which the loss occurred.

          The amount for which a holder of LLC interests is "at risk" with respect to its interest in Alexander's Tower LLC is generally equal to the holder's tax basis in its interest, less (a) any amounts borrowed in connection with its acquisition of the interest for which it is not personally liable or for which it has pledged no property other than its interests in Alexander's Tower LLC, (b) any amounts borrowed from persons who have a proprietary interest in Alexander's Tower LLC or a related person to a person (other than the taxpayer) having a proprietary interest in Alexander's Tower LLC, and (c) any amounts borrowed for which the holder is protected against loss through guaranties or similar arrangements. A holder of LLC interests is generally not "at risk" for its share of Alexander's Tower LLC's nonrecourse liabilities. However, a holder of LLC interest would be "at risk" with respect to its share of any "qualified nonrecourse financing" (within the meaning of Section 465(b)(6)(B) of the Internal Revenue Code) which is secured by the residential portion of the proposed building. We do not know whether any indebtedness incurred by Alexander's Tower LLC will be "qualified nonrecourse financing".

          Passive Activity Loss Rules. Taxpayers who are individuals, estates, trusts, certain closely held C corporations or personal service corporations are subject to passive activity loss rules, which restrict the deductibility of losses from a "passive activity" against income that is not derived from a passive activity. A passive activity means any activity which involves the conduct of any trade or business and in which the taxpayer does not materially participate. Income from interest, dividends, annuities, and royalties not derived in the ordinary course of a trade or business (portfolio income) is, as a per se matter, treated as not derived from a passive activity. A holder of LLC interests will not be treated as materially participating in the trade or business conducted by Alexander's Tower LLC, and, therefore, Alexander's Tower LLC's trade or business will be considered to be a passive activity with respect to holders of LLC interests. Accordingly, an LLC interest holder's passive activity losses derived from its share of Alexander's Tower LLC's losses cannot be used to offset its income that is not from a passive activity. In computing an LLC interest holder's passive activity losses, interest expense incurred by Alexander's Tower LLC and properly allocable to the passive activity should be taken into account.

          Partners in publicly traded partnerships, such as Alexander's Tower LLC, that are not treated as corporations are subject to special passive activity loss rules. Under these rules, an LLC interest holder's net income from the passive activities of Alexander's Tower LLC cannot be offset by the holder's losses from passive activities not conducted by Alexander's Tower LLC. Similarly, an LLC interest holder's net losses from the passive activities of Alexander's Tower LLC cannot be used to offset the holder's net income from passive activities not conducted by Alexander's Tower LLC. Disallowed losses may be carried forward to offset the holder's net income from the passive activities of Alexander's Tower LLC in a future taxable year. A holder of LLC interests may offset its passive activity losses from Alexander's Tower LLC against its net income from passive activities not conducted by Alexander's Tower LLC and from activities that are not passive activities only if the holder disposes of its entire interest in Alexander's Tower LLC. If Alexander's Tower LLC were to dispose of its entire interest in a passive activity, an LLC interest holder's suspended losses from that activity may not be used to offset income from the holder's passive activities not conducted by Alexander's Tower LLC or from activities that are not passive activities until the holder disposes of its entire interest in Alexander's Tower LLC.

          Deduction of Certain Expenses. The deductibility of certain miscellaneous itemized deductions is allowed only to the extent they exceed 2% of the adjusted gross income of an individual, trust or estate. The Internal Revenue Code also imposes additional limitations on the amount of itemized deductions allowable to individuals whose adjusted gross income exceeds a threshold amount, by reducing the otherwise allowable portion of these deductions by an amount equal to the lesser of (a) 3 percent of the individual's adjusted gross income in excess of certain threshold amounts or (b) 80 percent of the amount of certain itemized deductions otherwise allowable for the taxable year. Moreover, these miscellaneous itemized deductions are not deductible by a non-corporate taxpayer in calculating the taxpayer's alternative minimum tax liability. Alexander's Tower LLC believes that its contemplated activities constitute a trade or business for federal income tax purposes, and intends to treat expenses incurred by Alexander's Tower LLC as not subject to the 2% "floor" or 3% "phase-out" except to the extent the IRS promulgates regulations that so provide. However, the IRS may treat these expenses as subject to these limitations.

          Limitation on Deductibility of Interest on Investment Indebtedness. A non-corporate taxpayer is allowed to deduct investment interest only to the extent that it does not exceed its net investment income for the taxable year. The disallowed amount may be carried forward and treated as investment interest paid or accrued in the succeeding taxable year. Investment interest means interest paid or accrued on indebtedness properly allocable to "property held for investment," but it does not include any interest that is taken into account in computing the income or loss from a passive activity of the taxpayer. We expect that the development of the residential portion into residential condominium units by Alexander's Tower LLC will be considered to be a passive activity to a holder of LLC interests of Alexander's Tower LLC, and that, therefore, interest expense incurred by Alexander's Tower LLC and properly allocable to the development of the residential condominium units will not be treated as investment interest to holders of LLC interests. However, if the residential portion were treated as property held for investment by Alexander's Tower LLC - for example, if the contemplated residential condominium development were significantly delayed or did not occur - interest expense incurred by Alexander's Tower LLC and properly allocable to the residential portion would be treated as investment interest to the holders of LLC interests.

          Taxation of Tax-Exempt Holders of LLC Interests. A holder of LLC interests that is a tax-exempt entity will be subject to federal income tax on its distributive share of Alexander's Tower LLC's income to the extent that this income is UBTI with respect to the holder. UBTI is income derived from a trade or business regularly carried on by a tax-exempt organization that is unrelated to its exempt activities. UBTI generally includes gain from the sale of inventory and "dealer" property, but does not include gain from the sale of property other than inventory and "dealer" property, rental income from real property, interest, dividends, and certain other types of passive investment income. However, if the passive investment income is derived from "debt-financed property" as defined in Section 514 of the Internal Revenue Code, a portion of the income will generally be considered to be UBTI. Income derived from debt-financed property could arise from indebtedness incurred directly by a tax-exempt holder of LLC interests in connection with its LLC interests or from indebtedness incurred by Alexander's Tower LLC. However, "debt-financed property" does not include real property with respect to which certain "qualified organizations," i.e., certain qualified pension plans and certain educational organizations, have incurred indebtedness. This exception applies to real property held by a partnership only if the partnership meets certain requirements. We do not know whether Alexander's Tower LLC will meet these requirements.

          A tax-exempt holder of LLC interests receiving $1,000 or more of UBTI for a taxable year is required to file federal income tax returns, whether or not any tax was due; a deduction of $1,000 is generally available in computing UBTI.

          We anticipate that all or substantially all of Alexander's Tower LLC's income will consist of gains from the sale of residential condominium units that will constitute "dealer" property and thus a tax-exempt LLC interest holder's allocable share of this income will be UBTI.

          The receipt of UBTI by a tax-exempt holder of LLC interests generally has no effect on the exemption from taxes of its other income or its status as an organization exempt from income taxes. However, for certain types of tax-exempt holders of LLC interests, the receipt of any UBTI may have extremely adverse consequences. For example, the receipt of UBTI by a charitable remainder trust, as defined under Section 664 of the Internal Revenue Code, during a taxable year will result in the taxation of the trust as a regular taxable trust during that year.

          Taxation of Non-U.S. Holders of LLC Interests. A non-U.S. person that is a partner in a partnership engaged in a trade or business in the United States will be considered to be engaged in that trade or business. The activities of Alexander's Tower LLC will constitute a United States trade or business for this purpose, and these activities will be deemed to be conducted through a permanent establishment within the meaning of the Internal Revenue Code and applicable tax treaties. Therefore, a holder of LLC interests that is a non-U.S. person will be required to file a U.S. federal income tax return on which it must report its distributive share of Alexander's Tower LLC's items of income, gain, loss, deduction, and credit, and pay U.S. federal income tax at the rates applicable to U.S. persons on its share of any LLC net income, whether ordinary income or capital gains. Thus, the discussion of federal income tax considerations for holders of LLC interests that are U.S. persons is also generally applicable to a non-U.S. holder of LLC interests.

          Alexander's Tower LLC may have interest income or certain other investment-type income from United States sources that is not effectively connected with Alexander's Tower LLC's business. This income, when distributed, would be subject to U.S. withholding tax at a 30% rate except to the extent that an applicable tax treaty provides for a reduced rate or an exemption for portfolio interest applies. This income would be excluded in determining the non-U.S. LLC interest holder's distributive share of Alexander's Tower LLC's taxable income subject to net income tax.

          Alexander's Tower LLC generally is required to withhold from distributions to a non-U.S. holder of LLC interests an amount of U.S. withholding tax equal to the highest applicable tax rate multiplied by the effectively connected income allocable to the non-U.S. holder. Amounts withheld in excess of a non-U.S. LLC interest holder's actual tax liability will be eligible for refund. This withholding requirement does not apply to distributions from United States source income that are investment income subject to the 30% withholding tax or that would be subject to withholding but for an income tax treaty as described above. The withholding requirements will be coordinated with the withholding requirements on the disposition of United States real property interests in order to avoid duplication.

          A non-U.S. holder of LLC interests that is a nonresident alien individual or a foreign corporation is generally required to treat gains or losses from the disposition of U.S. real property interests as though they were effectively connected with a United States trade or business of the taxpayer. Accordingly, nonresident alien individuals and foreign corporations pay tax on the net gain from dispositions of U.S. real property interests at the tax rates applicable to U.S. persons. The proceeds from a sale of LLC interests by a non-U.S. holder of LLC interests will, except as noted below, be treated as received from the sale of U.S. real property interests to the extent attributable to U.S. real property interests held by Alexander's Tower LLC. We expect that all or substantially all of the proceeds from a sale of LLC interests will be attributable to the U.S. real property interests held by Alexander's Tower LLC. Further, a non-U.S. LLC interest holder's distributive share of gain or loss from the disposition of U.S. real property interests by Alexander's Tower LLC is treated as from the disposition of these interests by the non-U.S. holder. However, if LLC interests are regularly traded on an established securities market, such as the Nasdaq National Market, an LLC interest will be treated as a U.S. real property interest only in the case of an LLC interest owned by a non-U.S. holder who beneficially owned more than 5% of the total fair market value of LLC interests at any time during the shorter of the 5-year period ending on the date of the disposition of that LLC interest or the period during which the non-U.S. holder held that LLC interest. If an LLC interest is not considered a U.S. real property interest, a disposition of that interest by a non-U.S. holder will not be subject to U.S. taxation.

          Unless an exemption applies, any person who purchases a U.S. real property interest is generally required to withhold 10% of the purchase price. If a partnership meets certain asset composition tests, an interest in the partnership will be treated as itself a U.S. real property interest for purposes of the 10% withholding requirement. We expect that Alexander's Tower LLC will meet these asset composition tests. However, under an exception that applies to publicly traded partnerships, such as Alexander's Tower LLC, regardless of a non-U.S. holder's percentage interest in Alexander's Tower LLC, the non-U.S. holder's disposition of its LLC interests will not be subject to the 10% withholding requirement.

          Foreign corporations that are engaged in a U.S. trade or business directly or through a partnership are subject to the "branch profits tax." Holders of LLC interests that are foreign corporations will be considered as being engaged in a U.S. trade or business, and, therefore, will be subject to the branch profits tax. The branch profits tax is imposed in addition to the regular U.S. federal corporate income tax applicable to the effectively connected income of a foreign corporation. The amount of the tax is generally 30%, or a lower treaty rate, if applicable, of the earnings and profits that are effectively connected with the foreign corporation's U.S. trade or business and are not maintained or timely reinvested in a U.S. trade or business.

          A non-U.S. holder of LLC interests may be subject to tax on its distributive share of Alexander's Tower LLC's income and gain in its country of nationality or residence or elsewhere. A non-U.S. holder of LLC interests should consult with its own local tax advisors with respect to the potential effects of these taxes on an investment in Alexander's Tower LLC.

          "Prohibited Transaction" Income for Holders of LLC Interests That are REITs. As condominium units to be developed by Alexander's Tower LLC will constitute "dealer property" for federal income tax purposes, sale or other disposition of the condominium units will be treated as "prohibited transactions" for holders of LLC interests that are REITs. Therefore, a holder of LLC interests that is a REIT will be subject to a tax equal to 100% of its share of the net income derived from the sale or other disposition of the condominium units.

          Tax Audits. The income tax returns of Alexander's Tower LLC may be audited, and an audit of Alexander's Tower LLC could lead to an audit of holders of LLC interests. Any audit of a holder of LLC interests could result in the determination of tax deficiencies unrelated to Alexander's Tower LLC. Audit changes made to Alexander's Tower LLC's returns would result in corresponding changes to the returns of holders of LLC interests. These partnership level changes, under the tax law rules providing for administrative and judicial proceedings at the partnership level, would be binding on holders of LLC interests under most circumstances. Steven Roth is the tax matters partner under the limited liability company agreement of Alexander's Tower LLC. The Board of Managers has general authority to prepare and file Alexander's Tower LLC's tax returns and to respond to any IRS inquiries or audits. In general, the tax matters partner may enter into a settlement agreement with the IRS on behalf of, and binding upon, a holder of LLC interests owning less than a 1% profits interest in Alexander's Tower LLC. However, before settlement, a holder of LLC interests owning less than a 1% profits interest may file a statement with the IRS stating that the tax matters partner does not have the authority to settle on behalf of that holder.

          The tax matters partner may consent on behalf of Alexander's Tower LLC to the extension of the period for assessing a deficiency with respect to an item on Alexander's Tower LLC's tax return. As a result, an LLC interest holder's federal income tax return may be subject to examination and adjustment by the IRS for an item related to Alexander's Tower LLC more than three years after it has been filed.

New York State and New York City Income Tax Considerations

          Holders of LLC interests that are individuals, estates, or trusts and that are residents of New York State are subject to New York State personal income tax. Accordingly, these holders of LLC interests must take into account their distributive shares of Alexander's Tower LLC's items of income, gain, loss, and deduction for New York State personal income tax purposes. Holders of LLC interests that are individuals, estates, or trusts but are not residents of New York State are subject to New York State personal income tax on income derived from or connected with New York State sources. Accordingly, these holders of LLC interests must take into account their distributive shares of Alexander's Tower LLC's items of income, gain, loss, and deduction for New York State personal income tax purposes if these items are derived from or connected with New York State sources. We expect that all or substantially all of the income, gain, loss, and deduction of Alexander's Tower LLC will be derived from or connected with New York State sources. Holders of LLC interests subject to New York State personal income tax are required to file New York State personal income tax returns.

          Holders of LLC interests that are residents of New York City and are individuals, estates or trusts are subject to New York City personal income tax. Accordingly, these holders of LLC interests must take into account their distributive shares of Alexander's Tower LLC's items of income, gain, loss, and deduction for New York City personal income tax purposes, and are required to file New York City personal income tax returns.

          Holders of LLC interests that are corporations incorporated by or under the laws of New York State are generally subject to New York State franchise tax and thus generally must take into account their "proportionate part" of Alexander's Tower LLC's property, receipts, payroll, assets, and liabilities in computing the percentage of their income allocated to New York State. The term "proportionate part" means an LLC interest holder's percentage interest in Alexander's Tower LLC's distributions of income or loss. Holders of LLC interests that are corporations, but are not incorporated by or under the laws of New York State, will be subject to New York State franchise tax as a result of their interests in Alexander's Tower LLC if the holders, directly or indirectly, participate in or control any portion of the business activities of Alexander's Tower LLC. This condition will be met (and therefore the holder will be subject to New York State franchise tax) if, for example, a holder of LLC interests (in combination with certain related persons) has a 1% or greater interest in Alexander's Tower LLC or the basis of the holder's interest in Alexander's Tower LLC is more than $1,000,000. Holders of LLC interests that are corporations will generally not be subject to New York City corporate income tax as a result of the holders' interests in Alexander's Tower LLC because Alexander's Tower LLC will be treated as a publicly traded partnership, unless certain conditions are met. Holders of LLC interests that are corporations and that are subject to New York State franchise and/or New York City corporate income tax as a result of their interests in Alexander's Tower LLC generally must take into account their "proportionate part" of Alexander's Tower LLC's property, receipts, payroll, assets, and liabilities in computing the percentage of their income allocated to New York State and/or New York City, as the case may be.

          Alexander's Tower LLC will be subject to New York City unincorporated business tax. A holder of LLC interests may be eligible for a credit equal to a certain amount of the unincorporated business tax paid by Alexander's Tower LLC against the holder's New York City personal or corporate income tax, as the case may be.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report.................................................F-2
Consolidated Balance Sheet as of August 13, 2001.............................F-3
Notes to Consolidated Balance Sheet as of August 13, 2001....................F-4
Pro Forma Consolidated Balance Sheet as of August 13, 2001...................F-6
Notes and Management Assumptions to Pro Forma Consolidated Balance Sheet
         as of August 13, 2001...............................................F-7

                          INDEPENDENT AUDITORS' REPORT

To the Board of Managers of Alexander's Tower LLC

          We have audited the accompanying consolidated balance sheet of Alexander's Tower LLC, as of August 13, 2001. This financial statement is the responsibility of Alexander's Tower LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

          We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

          In our opinion, the consolidated balance sheet presents fairly, in all material respects, the financial position of Alexander's Tower LLC as of August 13, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Parsippany, New Jersey
August 21, 2001

                              Alexander's Tower LLC

                           CONSOLIDATED BALANCE SHEET

                                 August 13, 2001

                             (Amounts in thousands)


ASSETS:

Cash                                                       $           1
                                                           =============


MEMBER'S EQUITY:


Member's Equity                                            $           1
                                                           =============











                    See notes to consolidated balance sheet.

                              Alexander's Tower LLC

                       NOTES TO CONSOLIDATED BALANCE SHEET

                                 August 13, 2001

1.       ORGANIZATION

         Alexander's Tower LLC is wholly owned by 59th Street Corporation, whose two stockholders are Seven Thirty One Limited Partnership, a wholly owned subsidiary of Alexander's, Inc., and Vornado Realty L.P. ("Vornado"). We refer in these notes to Seven Thirty One Limited Partnership and Alexander's, Inc. collectively as "Alexander's" and to Alexander's Tower LLC and Alexander's Tower Operating LLC collectively as the "Company". Alexander's holds all of the voting equity, represented by 1,000 shares of common stock, in 59th Street Corporation, while Vornado holds 100 shares of 59th Street Corporation preferred stock. Alexander's Tower LLC was formed under Delaware law as a limited liability company on December 14, 2000.

         The Company intends to acquire a fee simple absolute interest in a residential parcel (the "Residential Parcel"), which is above a portion of the commercial parcel located on the land comprising the entire square block bounded by Lexington Avenue, East 59th Street, Third Avenue and East 58th Street in The City of New York. The Company intends to develop approximately 100 residential condominium units.

         The Company has had no operations through August 13, 2001.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         a. Principles of Consolidation - The accompanying consolidated balance sheet includes the accounts of Alexander's Tower LLC and its wholly-owned subsidiary, Alexander's Tower Operating LLC. All significant intercompany accounts and transactions have been eliminated.

         b. Income Taxes - The Company is not subject to income taxes other than New York City unincorporated business tax. The taxable income or loss applicable to the operations of Alexander's Tower LLC is includable in the income tax returns of its member.

         c. Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

                              Alexander's Tower LLC

                           CONSOLIDATED BALANCE SHEET

                                 August 13, 2001

                             (Amounts in thousands)

3.       RECENTLY ISSUED ACCOUNTING STANDARDS

         In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 is effective immediately and SFAS 142 will be effective January 2002. The new standards are not expected to have a significant impact on the Company's financial statements.

         In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations (effective January 1, 2002) and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (effective January 1, 2003). SFAS No. 143 requires the recording of the fair value of a liability for an asset obligation in the period in which it is occurred. SFAS No. 144 supercedes current accounting literature and now provides for a single accounting model for assets held for long-lived assets to be disposed of by sale and requires discontinued operations presentation for disposals of a "component" of an entity. The Company is in the process of evaluating the financial statement impact of adopting SFAS No. 143 and 144.

                              Alexander's Tower LLC

                      PRO FORMA CONSOLIDATED BALANCE SHEET

                                   (Unaudited)

                                 August 13, 2001

                             (Amounts in thousands)

                                                                    Alexander's
                                Alexander's     Pro Forma           Tower LLC
                                Tower LLC       Adjustments         Pro Forma

ASSETS:

Property                        $        --     $  52,000 A         $    52,000
Cash                                      1            --                     1
Prepaid Expenses                         --           156 B                 156
                                -----------     -----------         -----------

   TOTAL ASSETS                 $         1     $  52,156           $    52,157
                                ===========     ===========         ===========

LIABILITIES AND
MEMBERS EQUITY:

Due to Seven Thirty One
Limited Partnership                      --           156 B                 156
                                -----------     -----------         -----------
   TOTAL LIABILITIES                     --           156                   156

MEMBER'S EQUITY

Member's Equity                           1        52,000 A              52,001
                                -----------     -----------         -----------

TOTAL LIABILITIES AND
MEMBER'S EQUITY                 $         1     $  52,156           $    52,157
                                ===========     ===========         ===========


                See Notes to Pro Forma Consolidated Balance Sheet

                              Alexander's Tower LLC

                        NOTES AND MANAGEMENT ASSUMPTIONS

                      PRO FORMA CONSOLIDATED BALANCE SHEET

                                   (Unaudited)

                                 August 13, 2001


1.       ORGANIZATION

         Alexander's Tower LLC is wholly owned by 59th Street Corporation, whose two stockholders are Seven Thirty One Limited Partnership, a wholly owned subsidiary of Alexander's, Inc., and Vornado Realty L.P. ("Vornado"). We refer in these notes to Seven Thirty One Limited Partnership and Alexander's, Inc. collectively as "Alexander's" and to Alexander's Tower LLC and Alexander's Tower Operating LLC collectively as the "Company". Alexander's holds all of the voting equity, represented by 1,000 shares of common stock, in 59th Street Corporation, while Vornado holds 100 shares of 59th Street Corporation preferred stock. Alexander's Tower LLC was formed under Delaware law as a limited liability company on December 14, 2000.

         The Company has had no operations through August 13, 2001.

2.       Basis of Presentation

         The accompanying pro forma balance sheet reflects the Company's acquisition of a fee simple absolute interest in a residential parcel (the "Residential Parcel"). The Residential Parcel is above a portion of the commercial parcel located on the land comprising the entire square block bounded by Lexington Avenue, East 59th Street, Third Avenue and East 58th Street in The City of New York. The Company intends to develop approximately 100 residential condominium units.

         The acquisition would be accounted for as a transfer of an asset among entities under common control. Accordingly, the Company would record the Residential Parcel at Alexander's historical carrying value based on the proposed development plan.

         The accompanying unaudited pro forma consolidated balance sheet is presented as if the acquisition occurred on August 13, 2001.

         This unaudited pro forma balance sheet should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical balance sheet and notes to the historical balance sheet, included in this information statement. In management's opinion, all adjustments necessary to reflect the effects of the acquisition of the Residential Parcel have been made.

         The unaudited pro forma balance sheet is not necessarily indicative of what the Company's actual financial position would have been had the acquisition actually occurred on August 13, 2001.

                              Alexander's Tower LLC

                        NOTES AND MANAGEMENT ASSUMPTIONS

                      PRO FORMA CONSOLIDATED BALANCE SHEET

                                   (Unaudited)

                                 August 13, 2001

3.       Adjustments to Pro Forma Consolidated Balance Sheet

        A. To record the acquisition of the Residential Parcel at Alexander's historical carrying value. Assumes 59th Street Corporation, the sole member of the Company, contributes the Residential Parcel in exchange for all of the member's equity of the Company. The Company will be contingently liable for existing liens and $129 million of encumbrances on the Residential Parcel, however, Alexander's will indemnify, defend and hold the Company harmless.

                  Alexander's will have the option, until April 2002, to reacquire the entire Residential Parcel for an amount equal to 150% of the fair market value at August 1, 2001. At Alexander's election, this option may be satisfied in cash, in kind, or a combination thereof. In the event that portions of Residential Parcel are not developed by the Company as residential units, Alexander's has the right to implement conforming and corrective changes in the form of an option to acquire such portions for no consideration. This option period began on August 1, 2001 and extends through substantial completion of the shell of the building.

                  Under current New York State Law, no sales of condominium units to the public may be consummated until purchase agreements have been entered into for 15% of the condominium units ordered for sale. The Company might not meet this criteria and may be required to offer buyers the right to rescind their contracts.

        B. To record the liability, as a result of the acquisition, to Seven Thirty One Limited Partnership for real estate taxes paid on behalf of the Company.